PROSPECTUS


                                5,106,718 SHARES

                                      LOGO

                                  COMMON STOCK

     Of the 5,106,718 shares of Common Stock offered hereby, 4,422,087 shares are being sold by Rational Software Corporation ("Rational" or the "Company") and 684,631 shares are being sold by the Selling Stockholders. Such share numbers reflect a two-for-one stock split effected on September 10, 1996. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."


     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol RATL. On October 21, 1996, the last reported sale price of the Common Stock was $38.375 per share. See "Price Range of Common Stock and Dividend Policy."

                            ------------------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                  PRICE TO        UNDERWRITING      PROCEEDS TO
                                   PUBLIC         DISCOUNT(1)      COMPANY(2)(4)      PROCEEDS TO
                                                                                        SELLING
                                                                                    STOCKHOLDERS(4)
-----------------------------------------------------------------------------------------------------
Per Share....................       $37.75           $1.70             $36.05            $36.05
-----------------------------------------------------------------------------------------------------
Total(3).....................    $192,778,605      $8,681,421       $159,416,236      $24,680,948
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------


(1) See "Underwriting" for indemnification arrangements with the several Underwriters.
(2) Before deducting expenses payable by the Company estimated at $675,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 766,007 shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $221,695,369, $9,983,633 and $187,030,789, respectively. See
     "Underwriting."


(4) The Company is contractually obligated to reimburse the Selling Stockholders for the underwriting discount applicable to the 684,631 shares of Common Stock being sold by them, as well as certain fees and expenses of the Selling Stockholders' legal counsel incurred in connection with the offering made hereby. The Company expects such commitment to result in an expense to the Company of approximately $1,200,000.

                            ------------------------


     The Shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be made available for delivery on or about October 25, 1996, at the office of the agent of Hambrecht & Quist LLC in New York, New York.


HAMBRECHT & QUIST

                      GOLDMAN, SACHS & CO.

                                         WESSELS, ARNOLD & HENDERSON


October 22, 1996

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Company's Common Stock is quoted for trading on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, 1735
K. Street, N.W., Washington, D.C. 20006.

     Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

     The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, as amended, the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, the Company's Form 8-K dated October 2, 1996 and the Company's Form 8-K dated October 3, 1996, as amended, filed by the Company with the Commission are hereby incorporated by reference in this Prospectus except as superseded or modified herein. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Secretary at the Company's principal executive offices at 2800 San Tomas Expressway, Santa Clara, California 95051-0951 (telephone (408) 496-3600).

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     Rational(R), Rational Rose(R), SoDA(R), Verdix(R), VADS(R), Rational Summit, Rational Apex, VADScross, Rational Approach and Rational Visual Test are trademarks of the Company. Microsoft, Windows(R) 95, Windows(R) NT, Visual Basic(R), Visual C++, Visual J++, Active X, BackOffice and Developer Studio are trademarks of Microsoft Corporation. This Prospectus also includes trademarks of companies other than the Company.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY

     Rational Software Corporation ("Rational" or the "Company") develops, markets and supports a comprehensive solution for the component-based development of software systems. The Company's objective is to ensure the success of customers in developing and managing software systems that are strategically important to their businesses. Rational provides an integrated family of tools that spans the critical phases of the software development process from initial analysis and design through delivery and maintenance. In addition, the Company provides technical consulting, training and support services. By supporting controlled iterative development, visual modeling and an architecture-driven process, Rational's products and services enable customers to reduce the risk of project failure, improve the quality of the software systems they develop, increase developer productivity, reduce time-to-market and increase software reusability.

     Software permeates products and processes encountered in almost every aspect of daily life, in areas as diverse as equity trading systems, inventory management, telecommunications, military command-and-control systems, office machinery and medical devices. Software development projects suffer from a high rate of failure, resulting in project cancellation, substantial cost overruns or significant delays to market. As organizations increasingly rely on enterprise-wide information systems and seek competitive advantage through the use of computer technology, a more effective approach to software development becomes increasingly important.

     Component-based development offers a more effective approach to software development. It builds on object-oriented programming, in which "objects" are used as modular building blocks to model real-world processes. Component-based development raises the level of abstraction and reduces the amount of source code that must be created in connection with the development of a new software system, leading to higher levels of re-use and greater return on investment than previous techniques. The growing interest in and increasing usage of component-based development is being driven by the growth of the Internet, company-specific intranets and distributed multi-tier client/server systems, as well as the widespread adoption of implementation languages such as Visual Basic, Java, and related technologies such as CORBA and Microsoft's ActiveX. Major software vendors, including Microsoft Corporation, Oracle Corporation, Hewlett-Packard Company, Sun Microsystems, Inc. and Netscape Communications Corp., have begun to use internally, and some have publicly endorsed, component-based development.

     Visual modeling of software components and the relationships among them is an essential element of using component-based development on a large scale. The Company believes that its Unified Modeling Language ("UML") has become the de facto standard language for visual modeling. The UML has been endorsed by industry leaders Microsoft, Oracle, Hewlett-Packard, MCI Systemhouse and Texas Instruments.

     Rational provides products supporting component-based development. Rational's product lines are Rational Rose, for visual modeling; Rational Apex, for managing development teams and the components they generate; Rational Summit, for software change management and process enforcement; and SoDA, for automated documentation generation. In addition, the Company is adding Visual Test to its product line for automated software testing on Windows 95 and Windows NT.

     As of September 30, 1996, Rational has sold over 40,000 licenses of its software products to over 2,500 customers worldwide. The Company's customers build an extensive range of software including enterprise information systems, packaged software products and systems used in telecommunications, financial services, aerospace/defense and transportation. Representative customers include Aetna,

AT&T, British Telecom, EDS, LM Ericsson, Fidelity Investments, IBM, Lockheed Martin, MetLife, Microsoft, Rockwell-Collins, Smith Barney and Siemens. No single customer accounted for 10% or more of revenues in fiscal 1996. International sales represented approximately 36% of the Company's total revenue in fiscal 1996.

     The Company was incorporated in Delaware in 1982. The Company's executive offices are located at 2800 San Tomas Expressway, Santa Clara, California 95051-0951, and its telephone number is (408) 496-3600. On September 10, 1996, the Company effected a two-for-one stock split of its Common Stock by way of a stock dividend (the "Stock Split").

                                 RECENT EVENTS

     On October 2, 1996, Rational and Microsoft announced the formation of a business alliance which will consist of Rational's acquisition of Microsoft's Visual Test product, technology cross-licensing, joint development projects and joint marketing programs. As part of this arrangement, Rational has agreed to develop a visual modeling product which includes selected elements of Rational Rose for distribution in certain Microsoft development tools. Rational's objective in forming this alliance with Microsoft is to extend the Company's product line and to increase the use of component-based development by providing visual modeling capabilities to developers using Microsoft's visual tools. In addition, Rational believes that its arrangement with Microsoft will expose the Company's technology to potential customers outside of its historical customer base. The Company's objective in entering into the cross-licensing arrangements with Microsoft was not to generate direct product revenue from Microsoft, and the Company does not expect such arrangements to directly result in a material increase in product revenue.

                                  THE OFFERING

Common Stock offered by the Company.........................  4,422,087 shares
Common Stock offered by the Selling Stockholders............  684,631 shares
Common Stock to be outstanding after the offering...........  38,914,060 shares(1)
Use of proceeds.............................................  Working capital, general corporate purposes and
                                                              possible acquisitions
Nasdaq National Market symbol...............................  RATL

------------------------------
(1) Based on the number of shares outstanding at September 30, 1996. Excludes 4,930,729 shares of Common Stock reserved as of September 30, 1996 for issuance upon the exercise of outstanding options at a weighted average exercise price of $9.61 per share. Also excludes 1,994,958 shares reserved for future grant or issuance under the Company's stock option and stock purchase plans at September 30, 1996. See Note 9 of Notes to Consolidated Financial Statements.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      THREE MONTHS
                                                                                          ENDED
                                           FISCAL YEAR ENDED MARCH 31,                  JUNE 30,
                                 ------------------------------------------------   -----------------
                                  1992      1993       1994      1995      1996      1995      1996
                                 -------   -------   --------   -------   -------   -------   -------
                                                                                       (UNAUDITED)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Net product revenue............  $38,161   $46,123   $ 41,716   $39,221   $55,899   $11,454   $17,300
Consulting and support
  revenue......................   22,168    24,880     28,627    33,678    35,208     8,303    10,161
          Total revenue........   60,329    71,003     70,343    72,899    91,107    19,757    27,461
Income (loss) from continuing
  operations(1)................   (1,065)   (2,163)   (13,807)    4,678    (4,021)    1,266     4,164
Net income (loss)(2)...........     (761)   (3,974)   (13,982)    4,678    (4,021)    1,266     4,164
Income (loss) from continuing
  operations per common
  share........................  $ (0.04)  $ (0.09)  $  (0.57)  $  0.19   $ (0.13)  $  0.04   $  0.11
Net income (loss) per common
  share(2).....................  $ (0.03)  $ (0.16)  $  (0.57)  $  0.19   $ (0.13)  $  0.04   $  0.11
Shares used in computing per
  share amounts(3).............   23,820    24,260     24,394    25,212    30,725    28,536    36,930

                                                                      QUARTER ENDED
                                                  -----------------------------------------------------
                                                  JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                                    1995       1995        1995       1996       1996
                                                  --------   ---------   --------   --------   --------
                                                                       (UNAUDITED)
Total revenue...................................  $ 19,757    $ 21,642   $ 24,004   $ 25,704   $ 27,461
Net income (loss)(4)............................     1,266       2,094    (11,163)     3,782      4,164
Net income (loss) per common share..............  $   0.04    $   0.06   $  (0.34)  $   0.12   $   0.11
Shares used in computing per share amounts(3)...    28,536      33,206     32,466     36,279     36,930


                                                                            JUNE 30, 1996
                                                                      --------------------------
                                                                      ACTUAL      AS ADJUSTED(5)
                                                                      -------     --------------
                                                                             (UNAUDITED)
CONSOLIDATED BALANCE SHEETS DATA:
  Cash, cash equivalents and short-term investments.................  $52,922        $211,663
  Working capital...................................................   51,386         210,127
  Total assets......................................................   84,797         243,538
  Long-term obligations.............................................    1,922           1,922
  Stockholders' equity..............................................   57,355         216,096


------------------------------
(1) Amounts for 1993 and 1994 include merger and restructuring costs of $2,500,000 and $9,922,000, respectively. Amounts for 1995 include expense reversals of $1,100,000. Amounts for 1996 include approximately $14,500,000 of one-time charges and operating expenses primarily associated with the Company's acquisition of Objectory AB and the subsequent restructuring and shaping of the Company's business, including an $8,700,000 write-off of acquired in-process research and development costs in connection with the acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 3 and 5 of Notes to Consolidated Financial Statements.

(2) Amounts for 1992, 1993 and 1994 include income (loss) from discontinued operations of $304,000, ($1,811,000) and ($175,000), respectively. See
    "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Consolidated Financial Statements.

(3) Computed on the basis described in Note 1 of Notes to Consolidated Financial Statements.

(4) Amount for the quarter ended December 31, 1995 includes approximately $14,500,000 of one-time charges and operating expenses primarily associated with the Company's acquisition of Objectory AB and the subsequent restructuring and shaping of the Company's business, including an $8,700,000 write-off of acquired in-process research and development costs in connection with the acquisition.


(5) Adjusted to give effect to the receipt of the net proceeds from the sale of 4,422,087 shares of Common Stock offered by the Company hereby, at the public offering price of $37.75 per share. See "Use of Proceeds."


     Except as otherwise noted, all figures presented in this Prospectus have been restated to reflect the Stock Split. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.

     Dependence Upon Market Growth and Development of Industry Standards. The Company's product lines are designed for use in visual modeling of business processes, in the development of software systems and in the day-to-day development of software by teams of developers. The Company's future growth and financial performance will depend in part upon continued growth in the market for tools supporting component-based development. There can be no assurance that the market will continue to grow or that the Company will be able to respond effectively to the evolving requirements of the market. In addition, the Company's future growth and financial performance may depend upon the development of industry standards that facilitate the adoption of component-based development, as well as the Company's ability to play a leading role in the establishment of those standards. The Company believes that the Unified Modeling Language developed at Rational has become the de facto standard language for visual modeling and intends to submit an application to the Object Management Group ("OMG"), an industry consortium, for inclusion of the UML in their Object Analysis and Design Facility specification. Competing standards, including some that support the UML as well as other notations, also are expected to be submitted to the OMG. The official sanction of a competing standard by the OMG could have a material adverse effect on Rational's marketing and sales efforts and, in turn, on revenues and operating results.

     The number of software developers using component-based development technology is relatively small compared to the number of developers using more traditional software development technology. The adoption of component-based development technology by software programmers who have traditionally used other technology requires re-orientation to significantly different programming methods, and there can be no assurance that the acceptance of component-based development technology will expand beyond sophisticated programmers who are early adopters of the technology. Furthermore, there can be no assurance that potential customers will be willing to make the investment required to retrain programmers to build software using component-based development technology rather than traditional programming techniques. Many of the Company's customers have purchased only small quantities of the Company's tools, and there can be no assurance that these or new customers will broadly implement component-based development technology or purchase additional tools.

     Expansion of Product Lines. The Company believes that its continued success will depend in part upon its ability to provide a tightly integrated line of software application development tools that support software development for a number of implementation languages. This will require the Company to enhance its current products and to continue to develop and introduce new products. The Company also believes its continued success will become increasingly dependent on its ability to support the Microsoft platform, including Windows 95 and Windows NT. The Company believes that it will be particularly important to successfully develop and market a broader line of products for C++, Visual Basic, Java and other implementation languages in order to be successful in its efforts to reach broader markets and to further increase its market share within its existing market segments. There can be no assurance that the Company will be able to successfully develop and market such a broad line of products or that the Company will not encounter unexpected difficulties and delays in integrating new products with existing product lines.

     Fluctuations in Operating Results. The Company's revenue is difficult to forecast due to the fact that the Company's sales cycle, from initial evaluation to purchase, varies substantially from customer to customer. The Company typically has operated with little backlog because software products are generally shipped as orders are received. As a result, revenue in any quarter is substantially dependent on orders booked and shipped in that quarter. Because the Company's staffing and operating expenses are based on anticipated revenue levels, and a high percentage of the Company's costs are fixed, small variations in the timing of the recognition of specific revenues could cause significant variations in operating results from quarter to quarter. Historically, the Company has earned a substantial portion of its revenues in the last weeks of the quarter. To the extent this trend continues, the failure to achieve such revenues in the last weeks of any given quarter will have a material adverse effect on the Company's financial results for that quarter. Although the Company has experienced increasing revenues in each of the past nine quarters, the Company's sales compensation structure has historically resulted in revenues for the first quarter of a fiscal year being lower than revenues for the fourth quarter of the prior fiscal year. There can be no assurance that similar fluctuations will not occur again in the future.

     The Company's earnings for the quarter ending December 31, 1996 will be reduced by charges and operating expenses associated with the acquisition of the Visual Test product, including an expected acquired in-process research and development charge to operations of between $15 million and $19 million, as well as increased marketing expenditures related to the promotion of the Visual Test product. The Company expects to incur an additional expense of approximately $1,300,000 in the quarter ending December 31, 1996 in connection with its contractual commitment to reimburse the Selling Stockholders for the underwriting discount applicable to the 684,631 shares of Common Stock being sold by them, as well as certain fees and expenses of the Selling Stockholders' legal counsel incurred in connection with the offering made by this Prospectus. As a result of these factors, the Company will incur a significant net loss for the quarter ending December 31, 1996, and may incur a net loss for fiscal 1997.

     The growth in revenues and operating income (exclusive of nonrecurring operating, restructuring and merger-related expenses) experienced by the Company in recent quarters is not necessarily indicative of future results and period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. Fluctuations in operating results may also result in volatility in the price of the Company's Common Stock. See
"-- Possible Volatility of Stock Price."

     Dependence Upon Revenues From New Products. The Company plans to introduce new products during fiscal 1997. Delay in the start of shipment of the Company's new products would have an adverse effect on the Company's revenues, gross profit and operating income. As a result of the Company's business alliance with Microsoft, certain of the Company's new product releases are expected to be tightly integrated with new releases of certain Microsoft products. To the extent that scheduled Microsoft product releases are delayed, there could be a material adverse effect on the Company's revenues from new products. The Company attempts to make adequate allowances in its new product release schedules for both internal and beta-site testing of product performance. Because of the complexity of the Company's products, however, the release of new products may be postponed should test results indicate the need for redesign and retesting, or should the Company elect to add product enhancements in response to beta customer feedback. The Company's sales remain sensitive to its existing and prospective customers' budgeting practices and to potential cutbacks in defense spending.

     Business Alliance with Microsoft. On October 2, 1996, Rational and Microsoft announced the formation of a business alliance which will consist of Rational's acquisition of Microsoft's Visual Test product, technology cross-licensing, joint development projects and joint marketing programs. While the Company believes that Microsoft's current strategy in relation to the enterprise information systems market is based on component-based development, there can be no assurance that this strategy will continue or that, if it does continue, Microsoft's emphasis or priorities will not change in the future, resulting in less attention and fewer resources being devoted to Microsoft's relationship with Rational. Although certain aspects of the business alliance are contractual in nature, many important aspects of the relationship depend on the continued cooperation of the two companies, and there can be no assurance that the Company and Microsoft will be able to work together successfully over an extended period of time. In addition, there can be no assurance that Microsoft will not use the information it gains in its relationship with Rational to develop or market competing products. See "Business -- Business Alliance with Microsoft."

     Acquisition of the Visual Test Product. The Company acquired the Visual Test product from Microsoft on October 2, 1996. There can be no assurance that Rational will be able to successfully incorporate Visual Test into its integrated family of products, or that it will be able to achieve significant sales of the Visual Test product. Many potential customers for Visual Test differ from the Company's historical customer base in terms of component-based software development expertise, purchasing processes, financial resources and expectations regarding software-engineering tools. There can be no assurance that the Company will not encounter unanticipated concerns of Visual Test customers that are different from the concerns of the Company's traditional customers, or that the Company will have the infrastructure and experience necessary to adequately respond to the volume and type of such concerns.

     Rational has granted Microsoft a non-exclusive, perpetual license to the Visual Test product source code for the purpose of creating derivative works and for the purpose of distributing portions of the Visual Test product and derivative works as part of Microsoft products that do not directly compete with the Visual Test product in the market for software testing tools. There can be no assurance that Microsoft will not use such rights to create and distribute products that compete with Rational in other segments of the component-based development tools market. Rational has also granted Microsoft a five-year option to obtain a license to incorporate certain elements of Visual Test technology into Microsoft development tool products, including Visual Basic, Visual C++ and Visual J++. Should Microsoft exercise such right, sales of the Visual Test product by Rational could be materially and adversely impacted.
See "-- Fluctuations in Operating Results," "Business -- Products and
Services -- Visual Test: Software Testing Automation Tools" and "-- Business Alliance with Microsoft."

     Licensing of Rose Technology to Microsoft. Microsoft and Rational have entered into a two-year agreement providing for the inclusion of a subset of the Rational Rose visual modeling technology in future versions of Microsoft's enterprise-oriented visual tools. The Company's objective in entering into this arrangement is to expose the Company's technology to a broader market than Rational's historical customer base, and is not to generate direct product revenue from Microsoft. The Company expects that changes in the Company's pricing models and combinations of features within product lines will be required to appeal to this market, and there can be no assurance that such changes will achieve market acceptance. Rational does not expect the licensing of its Rose technology to Microsoft to directly result in a material increase in product revenue. In addition, there can be no assurance that developers introduced to the Rose technology incorporated into Microsoft products will become purchasers of Rational products in the future. Rational has granted Microsoft the option to obtain a perpetual, non-exclusive right to source code for certain aspects of Rational's Rose technology after the expiration of the agreement. While Rational believes that Microsoft's and Rational's strategies currently are complementary, there can be no assurance that Microsoft will not use this right to develop and market competing products in the future. See "Business -- Business Alliance with Microsoft."

     Adverse Impact of Promotional Product Versions on Actual Product
Sales. The Company's marketing strategy relies in part on making elements of its technology available for no charge or at a very low price, either directly or by incorporating such elements into products offered by the Company's partners, such as Microsoft. This strategy is designed to expose the Company's products to a broader market than its historical customer base, and to encourage potential customers in that market to purchase an upgrade or other higher-priced product from the Company. There can be no assurance that the Company will be able to introduce enhancements to its full-price products or versions of its products with intermediate functionality at a rate necessary to adequately differentiate them from the promotional versions, particularly in cases where the Company's partners are distributing versions of the Company's products with other desirable features.

     Management of Growth. The Company is experiencing a period of rapid growth and aggressive product introductions that have placed, and may continue to place, a significant strain on its resources, including its personnel. Projects such as the expansion of the Company's product lines, efforts to address broader markets and to expand distribution channels, acquisitions of companies or technologies such as the recent acquisitions of Objectory AB and the Visual Test product, and business alliances such as the recent arrangement with Microsoft, when added to the day-to-day activities of the Company, will place a further strain on the Company's resources and personnel. The Company believes that the hiring and retaining of qualified individuals at all levels in the Company is essential to the Company's ability to manage growth successfully, and there can be no assurance that the Company will be successful in attracting and retaining the necessary personnel. If Company management is unable to effectively manage growth, the Company's business, competitive position, results of operations and financial condition will be materially and adversely affected.

     Risks Associated With Recent and Future Acquisitions. During the past three years the Company has made a number of strategic acquisitions. Acquisitions by the Company may result in the diversion of management's attention from the day-to-day operations of the Company's business and may include numerous other risks, including difficulties in the integration of operations, products and personnel. To the extent that efforts to integrate recent and future acquisitions fail, there could be a material adverse effect on results of operations. Acquisitions by the Company have the potential to result in dilutive issuances of equity securities, the incurrence of additional debt, and amortization expenses related to goodwill and other intangible assets. While there are currently no commitments with respect to any particular future acquisitions, Company management frequently evaluates the strategic opportunities available to it and may in the near-term or long-term future pursue acquisitions of complementary products, technologies or businesses.

     Dependence on Strategic Relationships. The Company's development, marketing and distribution strategies rely increasingly on the Company's ability to form long-term strategic relationships with major software and hardware vendors, many of whom are substantially larger than the Company. Divergence in strategy between the Company and any given partner, or a change in focus by a given partner, may interfere with the Company's ability to develop, market, sell or support its products. See "-- Business Alliance with Microsoft."

     Rapid Technological Change. The market for software development tools is characterized by rapid technological advances, changes in customer requirements and frequent new product introductions and enhancements. The Company must respond rapidly to developments related to hardware platforms, operating systems and applicable programming languages. Such developments will require the Company to make substantial product development investments. Any failure by the Company to anticipate or respond adequately to technology developments and customer requirements, or any significant delays in product development or introduction, could result in a loss of competitiveness or revenue. In addition, there can be no assurance that new products or product enhancements intended to respond to technological change or evolving customer requirements will achieve market acceptance.

     Risk of Software Defects. Software products like those sold by the Company often contain undetected errors, or "bugs," or performance problems. Such defects are most frequently found during the period immediately following introduction of new products or enhancements to existing products. Despite extensive product testing prior to introduction, the Company's products have in the past contained software errors that were discovered after commercial introduction. There can be no assurance that errors or performance problems will not be discovered in the future. Any future software defects discovered after shipment of the Company's products could result in loss of revenues or delays in market acceptance, which could have a material adverse effect on the Company's business, operating results or financial condition.

     Competition. The software engineering tools market is extremely competitive and rapidly changing. The Company believes that the increased level of competition it observed in fiscal 1996 and the first half of fiscal 1997 will continue to increase. The Company competes primarily on the bases of corporate and product reputation, breadth of its integrated product line, product architecture, functionality and features, product quality, performance, ease-of-use, quality of support, availability of technical consulting services and price. The Company faces intense competition for each product within its product line. Because individual product sales are often the first step in a broader customer relationship, the Company's success depends in part upon its ability to successfully compete with numerous competitors at each point within its product line. Certain of the Company's competitors are more experienced than the Company in the development of software-engineering tools, databases or software-development products. Some of the Company's competitors have, and new competitors may have larger technical staffs, more established distribution channels and greater financial resources than the Company. The Company also encounters substantial competition from in-house developers of solutions for large organizations. There can be no assurance that either existing or new competitors will not develop products that are superior to the Company's products or that achieve greater market acceptance. The Company's future success will depend in large part upon its ability to increase its share of its target markets and to license additional products and product enhancements to existing customers. There can be no assurance that future competition will not have a material adverse effect on the Company's results of operations. See "Business -- Competition."

     Dependence on Sales Force and Other Channels of Distribution. The Company currently distributes its products primarily through field sales personnel teamed with highly trained technical support personnel. The Company believes that a high level of technical consulting, training and customer support is essential to maintaining its competitive position, and has found that the ability to deliver a high level of technical consulting, training and customer support is an important selling point with respect to its products. While complementary to the Company's products, the services provided by these personnel have historically yielded lower margins for the Company than its product business. To the extent that these services constitute a higher proportion of total revenues in the future, the Company's margins will be adversely affected. The Company has also developed other direct and indirect sales channels, including telesales, the World Wide Web, and partnering with external service providers and VARs. There can be no assurance that such channels will be successful in increasing sales of the Company's products or in reducing the Company's sales costs on a percentage basis.

     Dependence on Key Personnel. The Company is dependent upon the efforts and abilities of a number of key management, sales, product development, support and technical personnel. The success of the Company depends to a large extent upon its ability to retain and continue to attract key employees. The rate at which the Company can attract and retain the highly trained technical personnel that are integral to its direct sales teams may limit the rate at which the Company can increase sales. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Business -- Employees" and "Management -- Directors and Executive Officers."

     Risks Associated with International Operations. International sales accounted for approximately 31%, 34% and 36% of the Company's revenues in fiscal 1994, 1995 and 1996, respectively, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in future periods. In addition, the Company expects that the majority of Visual Test product sales will come from outside the United States. International sales are subject to inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection, potentially adverse tax consequences, price controls or other restrictions on foreign currency and difficulties in obtaining export and import licenses. Any material adverse effect on the Company's international business would be likely to materially and adversely affect the Company's business, operating results and financial condition as a whole. The Company's international sales are generally denominated in foreign currencies. Gains and losses on the conversion of foreign payments into U.S. dollars may contribute to fluctuations in the Company's results of operations. Although the Company has not experienced any material adverse impact to date from fluctuations in foreign currencies, there can be no assurance that the Company will not experience a material adverse impact on its financial condition and results of operations from fluctuations in foreign currencies in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Limited Protection of Intellectual Property and Proprietary Rights. The Company regards its software as proprietary and attempts to protect it with a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other methods of protection. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products or reverse engineer or obtain and use information the Company regards as proprietary. The Company's software products are generally licensed to end-users on a "right to use" basis pursuant to a perpetual license. The Company licenses its products primarily under "shrink-wrap" licenses (i.e., licenses included as part of the product packaging). Shrink-wrap licenses are not negotiated with or signed by individual licensees, and purport to take effect upon the opening of the product package. Certain license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. There can be no assurance that these protections will be adequate. To the extent that the Company increases its international activities, it expects that its exposure to unauthorized copying and use of its products and proprietary information will increase.

     The status of United States patent protection in the software industry is not well defined and will evolve as the United States Patent and Trademark Office grants additional patents. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which would relate to the Company's products. There can be no assurance that third parties will not assert infringement claims against the Company in the future or that such claims will not be successful. The Company could incur substantial costs in defending itself and its customers against any such claims. Parties making such claims may be able to obtain injunctive or other equitable relief that could effectively block the Company's ability to sell its products in the United States and abroad, and could result in an award of substantial damages. In the event of a claim of infringement, the Company and its customers may be required to obtain one or more licenses from third parties. There can be no assurance that the Company or its customers could obtain necessary licenses from third parties at a reasonable cost or at all. Defense of any lawsuit or failure to obtain any such required license would have a material adverse effect on the Company's results of operations. See
"Business -- Intellectual Property."

     Possible Volatility of Stock Price. The market price of the Company's Common Stock has been, and is likely to continue to be, volatile. Factors such as new product announcements or changes in product pricing policies by the Company or its competitors, quarterly fluctuations in the Company's operating results, announcements of technical innovations, announcements relating to strategic relationships or acquisitions, changes in earnings estimates by analysts and general conditions in the component-based software development market, among other factors, may have a significant impact on the market price of the Company's Common Stock. Should the Company fail to introduce products on the schedule expected, the Company's stock price could be adversely affected. In addition, in recent years the stock market in general, and the shares of technology companies in particular, have experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "-- Fluctuations in Operating Results" and "-- Dependence Upon Revenues From New Products."

     Shares Eligible for Future Sale. Other than approximately 1,000,000 shares subject to a lock-up expiring 90 days after effectiveness of the offering made hereby and certain shares of affiliates subject to volume limitations on resale, substantially all of the shares of the Company's Common Stock outstanding following this offering will be freely tradeable. Sales of substantial amounts of Common

Stock in the public market after this offering could adversely affect the prevailing market price of the Common Stock.

     Forward-Looking Statements. This Prospectus contains forward-looking statements, which may be deemed to include the Company's plans with respect to product developments and introductions, domestic and international marketing efforts, and strategic relationships, as well as the Company's expectations concerning market trends. Actual results and actions taken by the Company could differ from those projected in any forward-looking statements for a number of reasons, including those detailed in the other sections of this "Risk Factors" portion of the Prospectus, or elsewhere in this Prospectus.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 4,422,087 shares of Common Stock offered by the Company hereby, at the public offering price of $37.75 per share, are estimated to be $158,741,236 ($186,355,789 if the
Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."



     The Company is contractually committed to reimburse the Selling Stockholders for the underwriting discount applicable to the 684,631 shares of Common stock being sold by them, as well as certain fees and expenses of the Selling Stockholders' legal counsel incurred in connection with the offering made by this Prospectus. The Company expects such commitment to result in an expense to the Company of approximately $1,200,000.


     The proceeds to the Company from the offering will be used for working capital and general corporate purposes. A portion of the proceeds may also be used for investment in or acquisition of complementary products, technologies or businesses. As of the date hereof, the Company has no commitments with respect to any specific acquisition. The consummation of future acquisitions will be subject to, among other things, favorable market conditions, the availability of financing on terms and conditions satisfactory to the Company, and suitable acquisition candidates. Pending such uses, the net proceeds will be invested in investment-grade, interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol RATL. The following table sets forth for the periods indicated the high and low sale price for the Common Stock. All prices have been adjusted to give effect to the Stock Split.


FISCAL YEAR                                                               HIGH       LOW
-----------                                                              ------     ------
    1997
              3rd Quarter (through October 21, 1996).................    $43.50     $34.00
              2nd Quarter............................................     36.00      17.50
              1st Quarter............................................     33.13      19.00
    1996
              4th Quarter............................................     20.75       7.94
              3rd Quarter............................................     12.00       6.82
              2nd Quarter............................................      9.32       6.57
              1st Quarter............................................      6.10       5.25
    1995
              4th Quarter............................................      6.00       3.57
              3rd Quarter............................................      4.03       2.82
              2nd Quarter............................................      3.94       2.07
              1st Quarter............................................      4.69       2.07



     On October 21, 1996, the last reported sale price for the Company's Common Stock was $38.375 per share. As of September 30, 1996, there were 792 holders of record of Common Stock.


     The Company has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain available future earnings to finance the operations of its business.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at June 30, 1996, and as adjusted to give effect to the receipt by the Company of the net proceeds from the sale of 4,422,087 shares of Common Stock offered hereby at the public offering price of $37.75 per share. The financial data in the following table should be read in conjunction with the Company's unaudited Consolidated Financial Statements and Notes thereto at June 30, 1996 contained in this Prospectus or incorporated by reference herein.



                                                                            JUNE 30, 1996
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(1)
                                                                     --------     --------------
                                                                           (IN THOUSANDS)
Long-term obligations..............................................  $  1,922        $  1,922
Stockholders' equity:
  Common Stock, $.01 par value, 75,000,000 shares authorized;
     34,441,700 shares issued and outstanding; 38,863,787 shares
     issued and outstanding as adjusted(2).........................       344             389
  Additional paid-in capital.......................................   116,302         274,998
  Treasury stock...................................................    (1,340)         (1,340)
  Accumulated deficit..............................................   (57,831)        (57,831)
  Cumulative translation adjustment................................      (120)           (120)
                                                                     --------        --------
     Total stockholders' equity....................................    57,355         216,096
                                                                     --------        --------
     Total capitalization..........................................  $ 59,277        $218,018
                                                                     ========        ========


------------------------------
(1) Excludes 4,263,674 shares of Common Stock reserved as of June 30, 1996 for issuance upon the exercise of outstanding options at a weighted average exercise price of $4.64 per share. Also excludes 619,682 shares reserved for future grant or issuance at June 30, 1996 under the Company's stock option and stock purchase plans. See Note 9 of Notes to Consolidated Financial Statements. At September 30, 1996, 4,930,729 shares of Common Stock were reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $9.61 per share, and 1,994,958 shares were reserved for future grant or issuance under the Company's stock option and stock purchase plans.

(2) The number of shares authorized reflects the increase in the number of shares authorized in August 1996. See Note 11 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statements of operations data set forth below for the years ended March 31, 1994, 1995 and 1996, and the consolidated balance sheets data at March 31, 1995 and 1996 are derived from, and are qualified by reference to, the Consolidated Financial Statements which were audited by Ernst & Young LLP and are included elsewhere in this Prospectus. The consolidated statements of operations data for the three months ended June 30, 1995 and 1996, and the consolidated balance sheets data at June 30, 1996, are derived from unaudited financial statements included elsewhere in this Prospectus and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of the Company for such periods. The consolidated statements of operations data for the years ended March 31, 1992 and 1993 and the consolidated balance sheets data at March 31, 1992, 1993 and 1994 are derived from the Company's audited consolidated financial statements not included in this Prospectus. The results for the year ended March 31, 1996 and the three-month period ended June 30, 1996 are not necessarily indicative of the results to be expected for the entire year ending March 31, 1997 or any future period. The information presented below should be read in conjunction with the Company's Consolidated Financial Statements, Notes thereto and discussions thereof included elsewhere in this Prospectus.

                                                                                                                  THREE MONTHS
                                                                                                                     ENDED
                                                                   FISCAL YEAR ENDED MARCH 31,                      JUNE 30,
                                                       ----------------------------------------------------    ------------------
                                                        1992       1993        1994       1995       1996       1995       1996
                                                       -------    -------    --------    -------    -------    -------    -------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net product revenue................................... $38,161    $46,123    $ 41,716    $39,221    $55,899    $11,454    $17,300
Consulting and support revenue........................  22,168     24,880      28,627     33,678     35,208      8,303     10,161
                                                       -------    -------    --------    -------    -------    -------    -------
    Total revenue.....................................  60,329     71,003      70,343     72,899     91,107     19,757     27,461
                                                       -------    -------    --------    -------    -------    -------    -------
Cost of product revenue...............................  10,057     10,268      11,862      6,955      7,196      1,250      1,825
Cost of consulting and support revenue................  10,807     11,291      13,494     18,095     19,336      4,763      5,499
                                                       -------    -------    --------    -------    -------    -------    -------
    Total cost of revenue.............................  20,864     21,559      25,356     25,050     26,532      6,013      7,324
                                                       -------    -------    --------    -------    -------    -------    -------
    Gross profit......................................  39,465     49,444      44,987     47,849     64,575     13,744     20,137
Operating expenses:
Research and development..............................  17,834     18,986      20,221     12,187     15,939      3,171      4,495
Sales and marketing...................................  17,564     21,652      21,338     25,100     35,000      7,666      8,877
General and administrative............................   5,597      7,510       7,194      6,995      9,511      1,711      2,399
Charges for acquired in-process research and
  development.........................................      --         --          --         --      8,700         --         --
Merger and restructuring costs........................      --      2,500       9,922     (1,100)        --         --         --
                                                       -------    -------    --------    -------    -------    -------    -------
    Total operating expenses..........................  40,995     50,648      58,675     43,182     69,150     12,548     15,771
    Income (loss) from continuing operations..........  (1,530)    (1,204)    (13,688)     4,667     (4,575)     1,196      4,366
Other income, net.....................................     981        545         285        417      1,582        180        533
                                                       -------    -------    --------    -------    -------    -------    -------
    Income (loss) from continuing operations before
      provision for income taxes......................    (549)      (659)    (13,403)     5,084     (2,993)     1,376      4,899
Provision for income taxes............................     516      1,504         404        406      1,028        110        735
                                                       -------    -------    --------    -------    -------    -------    -------
    Income (loss) from continuing operations..........  (1,065)    (2,163)    (13,807)     4,678     (4,021)     1,266      4,164
Discontinued operations:
    Income (loss) from discontinued operations........     304     (1,515)         --         --         --         --         --
    Loss on disposal..................................      --       (296)       (175)        --         --         --         --
                                                       -------    -------    --------    -------    -------    -------    -------
Net income (loss)..................................... $  (761)   $(3,974)   $(13,982)   $ 4,678    $(4,021)   $ 1,266    $ 4,164
                                                       =======    =======    ========    =======    =======    =======    =======
Income (loss) from continuing operations per common
  share............................................... $ (0.04)   $ (0.09)   $  (0.57)   $  0.19    $ (0.13)   $  0.04    $  0.11
Net income (loss) per common share.................... $ (0.03)   $ (0.16)   $  (0.57)   $  0.19    $ (0.13)   $  0.04    $  0.11
Shares used in computing per share amounts............  23,820     24,260      24,394     25,212     30,725     28,536     36,930

                                                                                     MARCH 31,
                                                                  -----------------------------------------------
                                                                   1992      1993      1994      1995      1996
                                                                  -------   -------   -------   -------   -------   JUNE 30, 1996
                                                                                  (IN THOUSANDS)                    -------------
CONSOLIDATED BALANCE SHEETS DATA:
Cash, cash equivalents and short-term investments...............  $21,904   $14,945   $13,687   $10,476   $52,645     $  52,922
Working capital.................................................   22,438    22,921     4,972     7,742    45,548        51,386
Total assets....................................................   53,727    50,836    39,343    38,000    85,674        84,797
Long-term obligations...........................................    5,392     5,683     7,809     3,675     2,189         1,922
Stockholders' equity............................................   28,489    27,045     6,487    12,084    50,906        57,355

     The amounts presented above have been restated to reflect the Stock Split. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations include "forward-looking" information within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by those sections. The actual future results of the Company could differ materially from those projected in the forward-looking information. Some factors that could cause future actual results to differ materially from the Company's recent results or those projected in the forward-looking information are discussed elsewhere in this Prospectus. See "Risk Factors." The Company assumes no obligation to update the forward-looking information or such factors.

OVERVIEW
     The Company's revenue is derived from product license fees and charges for services, including technical consulting, training and customer support. In accordance with generally accepted accounting principles, the Company recognizes software license revenue upon shipment and recognizes customer-support revenue over the term of the maintenance agreement. Revenue from consulting and training is recognized when earned. The Company's license agreements generally do not provide a right of return, and reserves are maintained for potential credit losses, of which there have been only immaterial amounts.
     On October 2, 1996, the Company and Microsoft announced the formation of a business alliance that will consist of Rational's acquisition of Microsoft's Visual Test product, technology cross-licensing, joint development projects and joint marketing programs. The purchase price of the Visual Test product consisted of a single $23 million cash payment, which will be accounted for using the purchase method. The Company's operating results for the quarter ending December 31, 1996 will be reduced by charges and operating expenses associated with the acquisition of the Visual Test product, including an expected charge to operations for acquired in-process research and development of between $15 million and $19 million, as well as increased marketing expenditures related to the promotion of the Visual Test product. As a result, the Company will incur a significant net loss for the quarter ending December 31, 1996, and may incur a net loss for fiscal 1997. Amounts attributed to other purchased intangible assets will be amortized to operations over their estimated useful lives, which in most cases are two to four years. The Company's objective in entering into the cross-licensing arrangements with Microsoft was not to generate direct product revenue from Microsoft, and the Company does not expect such arrangements to directly result in a material increase in product revenue. See "Risk Factors -- Business Alliance with Microsoft," "-- Acquisition of the Visual Test Product," "-- Licensing of Rose Technology to Microsoft," and "Business -- Business Alliance with Microsoft."
     In October 1995, the Company signed a definitive agreement to purchase all the outstanding stock of Objectory AB, a Swedish software development company, in exchange for 1,496,718 shares of Common Stock. The acquisition was accounted for using the purchase method and, accordingly, the operating results of Objectory AB are included in the consolidated results of the Company from the date of acquisition. In addition, in the third quarter of fiscal 1996, the Company incurred approximately $14.5 million of one-time charges and operating expenses primarily associated with the Company's acquisition of Objectory AB and the subsequent restructuring and shaping of the Company's business, including an $8.7 million write-off of acquired in-process research and development costs in connection with the Objectory AB acquisition. See Note 3 of Notes to Consolidated Financial Statements.


     The Company expects to incur an additional expense of approximately $1,200,000 in the quarter ending December 31, 1996 in connection with its contractual commitment to reimburse the Selling Stockholders for the underwriting discount applicable to the 684,631 shares of Common Stock being sold by them, as well as the fees and disbursements of the Selling Stockholders' legal counsel incurred in connection with the offering made by this Prospectus. Such expenses will further increase the Company's expected net loss for the quarter ending December 31, 1996, and will increase the likelihood of a net loss for fiscal 1997.


     On March 31, 1994, the Company, a publicly traded corporation formerly known as Verdix Corporation, completed the merger with Rational, a privately held corporation (old Rational), and changed its name to Rational Software Corporation. The transaction was accounted for as a pooling-of-interests business combination and involved the issuance of approximately 14.3 million additional shares of Common Stock. Merger-related expenses of $9.9 million were recorded in fiscal 1994 as a result of the closing of facilities, severance costs, administrative costs and the write-off of capitalized software costs related to overlapping product lines. Fiscal 1995 results reflected expense reductions of $1.1 million relating to the reversal of fiscal 1994 rent accrual adjustments associated with the closing of facilities. The remaining facilities accrual is $1,706,000 at June 30, 1996. See Notes 3 and 5 of Notes to Consolidated Financial Statements.

     International sales accounted for 31%, 34% and 36% of the Company's revenues in fiscal 1994, 1995 and 1996, respectively, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in future periods. See "Risk Factors -- Risks Associated with International Operations."

     In the fiscal year ended March 31, 1996 and the three-month period ended June 30, 1996, the Company's revenues from consulting and support grew at a slower rate than revenues from product sales, contributing to increasing gross margins. There can be no assurance that this trend will continue in future periods. See "Risk Factors -- Dependence Upon Revenues From New Products" and "-- Dependence on Sales Force and Other Channels of Distribution."

     Although the Company has experienced increasing revenues in each of the past nine quarters, the Company's sales compensation structure has historically contributed to revenues for the first quarter of a fiscal year being lower than revenues for the fourth quarter of the prior fiscal year. There can be no assurance that the Company will continue to experience increasing revenues or that similar fluctuations will not occur again in the future. See "Risk
Factors -- Fluctuations in Operating Results" and "-- Dependence Upon Revenues From New Products."

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of total revenue represented by certain line items from the Company's Consolidated Statements of Operations:

                                                                                       THREE MONTHS
                                                                 FISCAL YEAR               ENDED
                                                               ENDED MARCH 31,           JUNE 30,
                                                            ----------------------     -------------
                                                            1994     1995     1996     1995     1996
                                                            ----     ----     ----     ----     ----
Net product revenue.......................................   59 %     54 %     61 %     58 %     63 %
Consulting and support revenue............................   41       46       39       42       37
                                                            ---      ---      ---      ---      ---
  Total revenue...........................................  100      100      100      100      100
Cost of product revenue...................................   17        9        8        6        7
Cost of consulting and support revenue....................   19       25       21       24       20
                                                            ---      ---      ---      ---      ---
  Total cost of revenue...................................   36       34       29       30       27
                                                            ---      ---      ---      ---      ---
  Gross profit............................................   64       66       71       70       73
Operating expenses:
Research and development..................................   29       17       17       16       16
Sales and marketing.......................................   30       34       38       39       32
General and administrative................................   10       10       11        9        9
Charges for acquired in-process research and
  development.............................................   --       --       10       --       --
Merger and restructuring costs............................   14       (1 )     --       --       --
                                                            ---      ---      ---      ---      ---
  Total operating expenses................................   83       60       76       64       57
                                                            ---      ---      ---      ---      ---
  Income (loss) from continuing operations................  (19 )      6       (5 )      6       16
Other income, net(1)......................................   --        1        2        1        2
                                                            ---      ---      ---      ---      ---
  Income (loss) before provision for income taxes.........  (19 )      7       (3 )      7       18
  Provision for income taxes..............................    1        1        1        1        3
                                                            ---      ---      ---      ---      ---
Net income (loss).........................................  (20 )%     6 %     (4 )%     6 %     15 %
                                                            ===      ===      ===      ===      ===

------------------------------

(1) Amount for 1994 includes a loss from discontinued operations of $175,000. See Note 4 of Notes to Consolidated Financial Statements.

THREE MONTHS ENDED JUNE 30, 1996 AND 1995

  Revenue

     Total revenue increased $7,704,000 (39.0%) in the three-month period ended June 30, 1996 from the comparable fiscal 1996 period. Net product revenue increased by $5,846,000 (51.0%) in the fiscal 1997 period versus the same fiscal 1996 period. The increase is primarily due to continued strength across the Company's product lines. Consulting and support revenue increased $1,858,000 (22.4%) in the fiscal 1997 three-month period versus the same fiscal 1996 period. The increase is primarily attributable to continuing demand for the Company's consulting expertise in component-based software development and business process engineering.

  Cost of Revenue; Gross Margin

     Cost of product revenue. Cost of product revenue consists principally of materials, packaging and freight, and amortization of capitalized software costs and royalties. Cost of product revenue, expressed as a percentage of the related revenue, was 10.5% for the three-month period of fiscal 1997 compared to 10.9% for the same period of fiscal 1996. The decrease in cost as a percentage is primarily due to lower royalty expense resulting from a decrease in third-party product sales.

     Cost of consulting and support revenue. Cost of consulting and support revenue consists principally of personnel costs for training, consulting and customer support. As a percentage of the related revenue, cost of consulting and support revenue decreased from 57.4% in fiscal 1996 to 54.1% in fiscal 1997 for the three-month period. The decrease in cost as a percentage is primarily due to more efficient management of the Company's consulting resources, combined with the impact of an underlying relatively fixed support cost base being spread over increased revenues.

     The Company's gross margin for the three month period increased to 73.3% in fiscal 1997 from 69.6% in fiscal 1996 as a result of the shift towards product sales, which have higher margins than consulting and support revenue.

  Operating Expenses

     Research and development. Product research and development expenses increased $1,324,000 (41.8%) in the fiscal 1997 three-month period versus the same fiscal 1996 period. This increase is attributable to the cost of additional personnel and related costs incurred in maintaining existing products and developing new product releases.

     Sales and marketing. For the three-month period of fiscal 1997, sales and marketing expenses increased $1,211,000 (15.8%) comparable to the same period of fiscal 1996. The increased expenses for the fiscal 1997 period reflect the additional personnel, commissions and related costs required in sales and marketing to expand the Company's sales channels, penetrate new markets and increase its market share in core markets.

     General and administrative. General and administrative expenses consist of personnel costs for administration, finance, information systems, human resources and general management, as well as legal and accounting expenses. General and administrative expenses increased $688,000 (40.2%) in the fiscal 1997 three-month period versus the same fiscal 1996 period. The increased expense for the fiscal 1997 period resulted from increased employee-related expenses associated with staffing requirements needed to support the Company's expanding business and increased amortization of goodwill arising from the Objectory purchase.

  Other Income, Net

     Other income, net, consists of interest income, interest expense, gains and losses on foreign currency transactions and miscellaneous items of income and expense. Other income increased from $180,000 to $533,000 for the quarters ended June 30, 1995 and 1996, respectively. The quarter ended June 30, 1995 included only one month's interest earned on cash raised from the secondary public offering completed in June 1995, versus three months of interest earned for the quarter ended June 30, 1996.

  Income Taxes

     The provision for income taxes for the first three months of fiscal 1997 and 1996 is based on the estimated annual effective tax rate and includes current federal, state and foreign income taxes. The effective tax rates for fiscal 1997 and 1996 differ from the federal statutory rate, primarily as a result of the utilization of net operating loss carryforwards, offset by certain foreign and state taxes. The higher tax rate in fiscal 1997 is primarily attributable to higher state taxes due to utilization of remaining state net operating losses in 1996, as well as the impact of the federal minimum tax.

FISCAL YEARS ENDED MARCH 31, 1996, 1995 AND 1994

  Revenue

     Total revenue increased 25% in fiscal 1996 and 4% in fiscal 1995 after a 1% decrease in fiscal 1994.

     Net product revenue. Net product revenue increased 43% in fiscal 1996 compared to decreases of 6% and 10% in fiscal 1995 and 1994, respectively. The increase in net product revenue in fiscal 1996 was due to continued strong customer acceptance of the Company's visual modeling tools (the Rational Rose family) and the introduction of new versions of the Company's Rational Apex product for C/C++ application construction. The Company's visual modeling tools revenue grew in excess of 100% during fiscal 1996 from the prior year. The decline in net product revenue in fiscal 1995 and 1994 was due principally to the transition from software products designed for proprietary hardware to software products designed for open systems and to the elimination of overlapping product lines following the March 1994 merger. In fiscal 1996 and fiscal 1995 the Company received no revenue from hardware sales compared to $3.5 million for fiscal 1994. Assuming the elimination of hardware sales from fiscal 1994, net product sales increased 3% in fiscal 1995 compared to fiscal 1994. Declines in fiscal 1995 net product revenue were partially offset by increases in the Rational Rose product line.

     Consulting and support revenue. Consulting and support revenue increased 5%, 18% and 15% in fiscal 1996, 1995 and 1994, respectively. These increases reflected higher demand for the Company's consulting expertise in object modeling and advanced software-development practices, and, to a lesser extent, increased training and customer-support revenues. In fiscal 1996, the decline in year-over-year growth from fiscal 1995 was due primarily to the Company's decision to forgo certain consulting revenue opportunities with existing customers in favor of presales investment with new customers.

     International sales. During fiscal 1996, 1995 and 1994, international revenues from product sales and related consulting and customer support were $33.2 million, $24.8 million, and $21.5 million, representing 36%, 34% and 31% of total revenues, respectively. The growth in international sales in each of the last three years was due principally to increased sales and marketing activities in international markets. The Company's international sales are priced in foreign currencies. The Company has attempted to limit its exposure to fluctuations in foreign currencies from time to time by utilizing a hedging strategy for existing receivables denominated in foreign currencies. At March 31, 1996, the Company had no forward exchange contracts. The Company's results of operations during fiscal 1996 and 1995 were favorably impacted by changes in foreign exchange rates. The impact of using actual exchange rates throughout the year compared to exchange rates at the beginning of the year was to increase income from operations by approximately $100,000 and $500,000 in fiscal 1996 and 1995, respectively.

  Cost of Revenue

     Cost of product revenue. Cost of product revenue increased 3% in fiscal 1996 after decreasing 41% in fiscal 1995 and increasing 16% in fiscal 1994. These costs represented 13%, 18%, and 28% of total product revenue in fiscal 1996, 1995 and 1994, respectively. In fiscal 1996, the decrease in product cost as a percentage of product revenue was due mainly to lower royalty expense resulting from a decrease in third party product sales. In fiscal 1995, the decline in cost as a percentage of product revenues was due mainly to the discontinuance of proprietary hardware sales, which resulted in lower material cost, and to a lesser extent, to the change in the product mix to higher-margin products and the elimination of overlapping product lines.

     Cost of consulting and support revenue. Cost of consulting and support increased 7%, 34% and 19% in fiscal 1996, 1995 and 1994, respectively. These costs represented 55%, 54% and 47% of consulting and support revenue in fiscal 1996, 1995 and 1994, respectively. These increases were the result of additional personnel and personnel-related expenses needed to perform professional services in object modeling, advanced software-development practices, and business process engineering. The increases as a percentage of consulting and support revenue resulted from an increase in consulting services compared to support services because of the cost of providing consulting services compared to the costs of providing customer-support services.

  Operating Expenses

     Research and development. Total expenditures for research and development increased 31% in fiscal 1996 after decreasing 40% in fiscal 1995. Total expenditures for research and development increased 6% in fiscal 1994. Research and development costs represented 17%, 17% and 29% of total revenue in fiscal 1996, 1995 and 1994, respectively. The increase in fiscal 1996 was due primarily to expenses incurred following the October 1995 acquisition of Objectory AB. The decrease in fiscal 1995 was the result of personnel reductions implemented as part of the 1994 merger and the elimination of redundant development efforts. The increase in fiscal 1994 was due primarily to increased staffing and support required to expand and enhance the Company's product line.

     The Company did not capitalize any software-development costs in fiscal 1996 and 1995 because eligible costs were not material. The Company capitalized software-development costs of $1.9 million in fiscal 1994. Those costs have since been amortized to cost of product sales. The Company expects that the amount of software-development costs capitalized in future periods will be immaterial to the Company's results of operations and financial position because the time period and the engineering effort required between demonstration of a product's economic and technological feasibility and the date of product release has been very short.

     Sales and marketing. Sales and marketing expenses increased 39% in fiscal 1996 and 18% in fiscal 1995 after decreasing 2% in fiscal 1994. These expenses represented 38%, 34% and 30% of total revenue in fiscal 1996, 1995 and 1994, respectively. The fiscal 1996 increase in sales and marketing expenses reflect the additional personnel, commissions and related costs required in sales and marketing to expand the Company's sales channels, to penetrate new markets, and to increase its market share in core markets. Fiscal 1996 also included expenses associated with Objectory AB since the acquisition in October 1995. The increase in fiscal 1995 was primarily due to expansion of the Company's worldwide sales and marketing infrastructure to support greater direct sales, both in major accounts and geographic territories, expansion of the Company's telesales channel and penetration of new markets such telecommunications, banking and financial services, and transportation.

     General and administrative. General and administrative expenses increased 36% in fiscal 1996 after decreasing 3% and 4% in fiscal 1995 and 1994, respectively. General and administrative expenses represented 11%, 10% and 10% of total revenue in fiscal 1996, 1995 and 1994, respectively. The increase in general and administrative expenses in fiscal 1996 is due primarily to expenses associated with Objectory AB since the acquisition in October 1995, to amortization of goodwill and other purchased intangibles resulting from the Objectory acquisition, and to an increase in the reserve for doubtful accounts. The decrease in general and administrative expenses in absolute dollars in fiscal 1995 and 1994 is primarily attributable to economies of scale and increased efficiencies in the Company's administrative operations following the March 1994 merger of Verdix and old Rational.

     Charges for acquired in-process research and development. In connection with the acquisition of Objectory AB, acquired in-process research and development of $8.7 million was charged to operations during the Company's third fiscal quarter. In-process research and development represents the present value of the estimated cash flow expected to be generated by Objectory AB related technology which at the acquisition date has not yet reached the point of technological feasibility and does not have an alternative future use.

     Merger and restructuring costs. Merger-related expenses of $9.9 million were recorded in fiscal 1994 as a result of the closing of facilities, severance costs, administrative costs, and the write-off of capitalized software costs related to overlapping product lines. The actions related to severance, administrative and capitalized software costs are complete. During fiscal 1995 the Company recorded expense reductions of $1.1 million relating to the reversal of the rent accrual associated with the closing of facilities. The accrual was reduced as a result of greater-than-anticipated recoveries through subleases of certain facilities reserved at the time of the merger. The remaining facilities accrual is $1.7 million as of March 31, 1996.

  Other Income, Net

     Other income has fluctuated as a result of operating results, the amount of cash available for investment in interest-bearing accounts, and the extent of foreign currency transactions. Other income, net, increased $1.2 million to $1.6 million in fiscal 1996 from $0.4 million in fiscal 1995. The increase is due primarily to interest earned on cash generated from the Company's public offering, which was completed in June 1995.

  Income Taxes

     The provision for income taxes consists primarily of foreign income taxes as well as federal and state minimum taxes. The effective tax rate for 1996 differs from the federal statutory income tax rate due primarily to the impact of non-tax deductible charges for acquired in-process research and development, utilization of net operating loss carryforwards, and foreign and state taxes. As of March 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $47.4 million that expire in 1997 through 2011. In addition, the Company had approximately $3.1 million of tax credit carryforwards which expire in years 1997 through 2010 if not utilized. As a result of the common stock sale in June 1995, the Company incurred a change in ownership as defined under Section 382 of the Internal Revenue Code of 1986. Accordingly, approximately $34 million of the Company's net operating loss carryforwards and all of the tax credit carryforwards will be subject to an annual limitation of approximately $8.7 million regarding their utilization against taxable income in future periods. In addition, as a result of the merger with old Rational and provisions in the Internal Revenue Code, utilization of approximately $4.6 million of net operating loss carryforwards are further limited to the future income of the Company. Based on the Company's earnings history, a valuation allowance for deferred tax assets of approximately $25.0 million is required to reduce the Company's net deferred tax assets to the amount realizable. See Note 8 of Notes to Consolidated Financial Statements.

QUARTERLY RESULTS

     The following table sets forth consolidated statements of operations data for each of the nine quarters in the period ended June 30, 1996, and the percentage of the Company's net revenues represented by each item of the respective quarter. This information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary to fairly present this information when read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                         QUARTER ENDED
                               --------------------------------------------------------------------------------------------------
                               JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR 31,    JUNE 30,
                                 1994       1994        1994       1995       1995       1995        1995       1996       1996
                               --------   ---------   --------   --------   --------   ---------   --------   --------   --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net product revenue..........  $ 8,915     $ 9,429    $ 9,983    $10,894    $11,454     $13,815    $ 14,905   $15,725    $17,300
Consulting and support
  revenue....................    8,068       8,299      8,622      8,689      8,303       7,827       9,099     9,979     10,161
                               -------     -------    -------    -------    -------     -------     -------   -------    -------
    Total revenue............   16,983      17,728     18,605     19,583     19,757      21,642      24,004    25,704     27,461
Cost of product revenue......    1,435       1,304      1,741      2,475      1,250       1,879       1,952     2,115      1,825
Cost of consulting and
  support revenue............    4,337       4,597      4,506      4,655      4,763       4,165       4,860     5,548      5,499
                               -------     -------    -------    -------    -------     -------     -------   -------    -------
    Total cost of revenue....    5,772       5,901      6,247      7,130      6,013       6,044       6,812     7,663      7,324
                               -------     -------    -------    -------    -------     -------     -------   -------    -------
    Gross profit.............   11,211      11,827     12,358     12,453     13,744      15,598      17,192    18,041     20,137
Operating expenses:
Research and development.....    3,086       3,191      2,876      3,034      3,171       3,285       5,374     4,109      4,495
Sales and marketing..........    5,986       6,060      6,558      6,496      7,666       8,417      10,906     8,011      8,877
General and administrative...    1,711       1,915      1,828      1,541      1,711       2,066       3,446     2,288      2,399
Charges for acquired
  in-process research and
  development................       --          --         --         --         --          --       8,700        --         --
Merger and restructuring
  costs......................       --        (590)      (510 )       --         --          --          --        --         --
                               -------     -------    -------    -------    -------     -------     -------   -------    -------
    Total operating
      expenses...............   10,783      10,576     10,752     11,071     12,548      13,768      28,426    14,408     15,771
                               -------     -------    -------    -------    -------     -------     -------   -------    -------
    Income (loss) from
      operations.............      428       1,251      1,606      1,382      1,196       1,830     (11,234)    3,633      4,366
Other income, net............       18          76         99        224        180         446         291       665        533
                               -------     -------    -------    -------    -------     -------     -------   -------    -------
    Income (loss) before
      provision for income
      taxes..................      446       1,327      1,705      1,606      1,376       2,276     (10,943)    4,298      4,899
    Provision for income
      taxes..................       31         106        141        128        110         182         220       516        735
                               -------     -------    -------    -------    -------     -------     -------   -------    -------
Net income (loss)............  $   415     $ 1,221    $ 1,564    $ 1,478    $ 1,266     $ 2,094    $(11,163)  $ 3,782    $ 4,164
                               =======     =======    =======    =======    =======     =======     =======   =======    =======
Net income (loss) per common
  share......................  $  0.02     $  0.05    $  0.06    $  0.06    $  0.04     $  0.06    $  (0.34)  $  0.12    $  0.11
Shares used in computing
  per share amounts..........   24,814      24,814     25,336     25,884     28,536      33,206      32,466    36,042     36,930

                                                                AS A PERCENTAGE OF TOTAL REVENUE
                               --------------------------------------------------------------------------------------------------
Net product revenue..........       52 %        53%        54 %       56 %       58 %        64%         62%       61 %       63 %
Consulting and support
  revenue....................       48          47         47         44         42          36          38        39         37
                               --------   ---------   --------   --------   --------   ---------   --------   --------   --------
    Total revenue............      100         100        100        100        100         100         100       100        100
Cost of product revenue......        8           7          9         12          6           9           8         8          7
Cost of consulting and
  support revenue............       26          26         24         24         24          19          20        22         20
                               --------   ---------   --------   --------   --------   ---------   --------   --------   --------
    Total cost of revenue....       34          33         34         36         30          28          28        30         27
                               --------   ---------   --------   --------   --------   ---------   --------   --------   --------
    Gross profit.............       66          67         66         64         70          72          72        70         73
Operating expenses:
Research and development.....       18          18         15         16         16          15          22        16         16
Sales and marketing..........       35          34         35         33         39          39          45        31         32
General and administrative...       10          11         10          8          9          10          14         9          9
Charges for acquired
  in-process research and
  development................       --          --         --         --         --          --          36        --         --
Merger and restructuring
  costs......................       --          (3)        (3 )       --         --          --          --        --         --
                               --------   ---------   --------   --------   --------   ---------   --------   --------   --------
    Total operating
      expenses...............       63          60         58         57         64          64         118        56         57
                               --------   ---------   --------   --------   --------   ---------   --------   --------   --------
    Income (loss) from
      operations.............        3           7          9          7          6           8         (47)       14         16
Other income, net............       --          --          1          1          1           2           1         3          2
                               --------   ---------   --------   --------   --------   ---------   --------   --------   --------
    Income (loss) before
      provision for income
      taxes..................        3           7          9          8          7          11         (46)       17         18
    Provision for income
      taxes..................       --           1          1          1          1           1           1         2          3
                               --------   ---------   --------   --------   --------   ---------   --------   --------   --------
Net income (loss)............        2 %         7%         8 %        7 %        6 %        10%        (47)%      15 %       15 %
                               ========   ========    ========   ========   ========   ========    ========   ========   ========

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 1996, the Company had cash, cash equivalents, and short-term investments of $52,922,000 and working capital of $51,386,000. This is due primarily to a public offering of the Company's Common Stock in June 1995, with net proceeds of $29.9 million after deducting underwriting discounts, commissions, and expenses.

     Operating activities generated cash of $13.6 million in fiscal 1996 and generated cash of $1.7 million in fiscal 1995. Net cash generated by operating activities during fiscal 1996 was composed primarily of a net loss plus an increase in trade accounts receivable, offset by noncash adjustments consisting of the write-off of acquired in-process research and development, depreciation and amortization, and an increase in deferred revenue. Net cash generated by operating activities during fiscal 1995 was due primarily to net income along with depreciation and amortization offset by increases in accounts receivable and decreases in accrued expenses and merger-related costs. Net cash used in operating activities for the three-month period ending June 30, 1996 was composed primarily of decreases in accrued employee benefits and deferred revenue offset by a decrease in accounts receivable and increased net income.

     The Company's investing activities have consisted primarily of the purchase and sale of short-term investments in commercial paper and expenditures for fixed assets, which totaled $2.8 million for fiscal 1996 and $3.2 million for fiscal 1995. The Company has no significant capital commitments and currently anticipates that additions to property and equipment for the next fiscal year will be comparable to recent past years.

     Financing activities generated cash of $31.1 million in fiscal 1996, of which $29.9 million was generated by the public offering of the Company's Common Stock in June 1995 and $3.8 million was generated from the issuance of Common Stock upon the exercise of stock options and pursuant to the Company's employee stock purchase plan, offset by $2.6 million used to decrease long-term obligations and capital lease obligations. In fiscal 1995, financing activities used cash of $1.5 million, including $2.5 million used to decrease long-term debt and capital lease obligations offset in part by $0.6 million of proceeds from the issuance of Common Stock upon the exercise of stock options.

     The Company believes that the net proceeds from the sale of Common Stock offered by this Prospectus, together with cash flow from operations and existing cash balances, will be sufficient to meet its cash requirements for the foreseeable future.

                                    BUSINESS

     Rational Software Corporation ("Rational" or the "Company") develops, markets and supports a comprehensive solution for the component-based development of software systems. The Company's objective is to ensure the success of customers in developing and managing software systems that are strategically important to their businesses. Rational provides an integrated family of tools that spans the critical phases of the software development process from initial analysis and design through delivery and maintenance. In addition, the Company provides technical consulting, training and support services. By supporting controlled iterative development, visual modeling and an architecture-driven process, Rational's products and services enable customers to reduce the risk of project failure, improve the quality of the software systems they develop, increase developer productivity, reduce time-to-market and increase software reusability.

INDUSTRY BACKGROUND

     Traditional software development techniques have not kept pace with advances in computer processor technology, with the development of new platforms such as the Internet or company-specific intranets, or with the general demand for distributed software systems such as multi-tiered client/server applications. Software, therefore, has increasingly become the constraint on performance, quality, and time-to-market for many organizations. The ability to quickly and cost-effectively create complex software applications that perform as desired and that are easy to maintain and reuse in related applications and products can be a critical competitive differentiator. As the number and complexity of software applications continues to expand, it is becoming increasingly important for businesses to migrate to a more effective approach to software development.

  The Growth of Software Systems

     Software permeates products and processes encountered in almost every aspect of daily life. Many companies base their businesses on enterprise-wide information systems which are increasingly built as distributed systems exploiting a company-specific intranet or the Internet. Software is at the core of business applications ranging from equity-trading systems to inventory management. The telecommunications business is highly dependent on software in areas as diverse as call routing, switching, rate setting and billing. Software is the central element of command-and-control systems in submarines and military aircraft. Software governs the operation of machines from ordinary office copiers and cellular phones to life-saving medical devices. As organizations seek competitive advantage by exploiting the ongoing improvements in microprocessor technology and the emergence of new computing platforms, software is becoming more pervasive and more sophisticated. The success of businesses around the world depends increasingly on their ability to construct and modify software systems that match their changing business needs.

  The Challenge of Developing Software Systems

     As demand for software applications continues to grow, managers and technical personnel face increasing difficulty controlling the complexity of software, coordinating ever-expanding teams of developers, supporting development and deployment on multiple hardware platforms and operating systems, and delivering systems that meet the needs of the users on time and on budget. Software development projects across a wide range of industries and application types suffer from a high rate of failure, resulting in project cancellation, substantial cost overruns or significant delays to market. An enormous amount of time and energy is wasted by organizations building software systems that fail or fall short of user expectations.

     As software development becomes more complex, traditional methods are becoming increasingly inadequate to respond to the following challenges faced by many developers:

          Addressing hard-to-define and constantly changing customer requirements. When a software system is first specified, the specification is often incomplete, ambiguous, or contradictory and evolves while the system is being built.

          Coordinating teams of developers. Team members, who often are geographically distributed, must work in parallel on different elements of an overall system without interfering with one another's work. As the size of the development team increases, difficulties in communication and coordination among team members typically increase at an even greater rate.

          Reusing software on a large scale. The ability to reuse software components on a large scale to enhance existing products and build additional products offers organizations the opportunity to further leverage their investments in software development and decrease the cost and time-to-market of new products.

          Adhering to stringent reliability and certification standards. Customers often require that software systems meet stringent performance and reliability specifications. In addition, software developers are often required to formalize, document and improve their software development processes in order to gain market entry to industries regulated by the Federal Aviation Administration, the Department of Defense, the Food and Drug Administration or other certifying bodies that review the software components of regulated products.

          Developing and deploying new software in combination with existing software on multiple platforms and operating systems. Software developers creating different elements of the same project often work on different hardware platforms and operating systems, such as in the development of client/server systems. Furthermore, purchasers of software developed for one platform or operating system often require the ability to deploy the software on new platforms or operating systems. In addition, developers are often required to incorporate elements of existing software systems into new projects.

     Organizations have tried, often without success, to address these challenges with a variety of development products and processes. Typical approaches have included structured analysis and design, the use of numerous stand-alone tools from various vendors to address various aspects of programming, the use of CASE (Computer-Aided Software Engineering) tools to automate portions of the software development process, and numerous management approaches such as design review and code "walk-throughs." However, none of these solutions offered a fully integrated approach. For example, traditional CASE tools required users to adopt methods that were difficult to use and that did not track the typical software development process.

     Many large organizations have responded to the absence of a satisfactory commercial solution by attempting to create ad hoc software development tools and processes in-house. However, because such organizations typically are not in the primary business of creating software development tools, such in-house efforts frequently are hampered by a lack of understanding of the complexity involved, a lack of relevant expertise within the organization, and limits on the amount of resources available for efforts that will benefit only a single product line or organization.

     Commercial and in-house efforts often are further hampered by their reliance on traditional sequential development methods. In applying these methods, the analysis, design, coding, unit testing, software integration and delivery phases of a software development project take place sequentially. The end product is not delivered until the very end of the process, often months or years later. Traditional sequential methods are poorly suited to responding to specifications that evolve during the development process. They also involve a high degree of risk that flaws in the system will not be discovered until the end of the development process, requiring significant, and often unplanned, time, effort and expense to produce a working product.

  The Emergence of Component-Based Development

     Component-based development is a way of constructing software systems by combining and integrating pre-engineered and pre-tested software components. Component-based development has emerged as a powerful technique to simplify the construction of software systems and to improve their quality. Software components can be designed, developed, and tested once, and then combined multiple times by other users to create new software systems in a manner analogous to combining hardware integrated circuits to create a new electronic device. By increasing software re-use, this approach reduces the amount of source code that must be created in connection with the development of a new software system, helping to reduce risk, time-to-market and cost, as well as to improve the quality of the resulting software.

     Rudimentary forms of software components have been used for several decades, starting with the use of subroutines in the first programming languages. The increasing adoption of object-oriented development during the 1990s has fostered a higher level of software component use. In object-oriented programming, "objects" are used as building blocks to model real-world processes. Each object is a collection of data and code that performs operations on that data. Details of how the object is implemented are "encapsulated," or hidden, from all but the developer of the object, thus enabling the developer or team responsible for the object to modify it without impacting the work of other developers. Reducing or eliminating unnecessary interdependencies among objects enables the efficient re-use of objects on a modular basis.

     Component-based development builds on the foundation provided by object-oriented programming, using components with more functionality to provide a higher level of abstraction with greater capability. Often, a complete program will serve as a component in a larger system. By raising the level of abstraction and re-use of components, component-based development offers higher leverage and return on investment than previous techniques.

     The growing interest in and increasing usage of component-based development are driven by several major industry trends that emphasize the development of separate but complete programs that work together as part of a larger system. These include the growth of the Internet, company-specific intranets, and distributed multi-tier client/server systems. Component-based development is also driven by the widespread adoption of implementation languages such as Visual Basic, Java, and related technologies such as CORBA and Microsoft's ActiveX, each of which provides mechanisms necessary for distributed components to work together.

     Major software vendors including Microsoft, Oracle, Hewlett-Packard, Sun Microsystems and Netscape Communications have begun to use internally, and some have publicly endorsed, component-based development. For example, Java applets are separate, self-contained, pre-existing programs (components) that can be automatically downloaded from an Internet site and run on a user's system. In addition, the Company believes that Microsoft's strategy for supporting customers that are building enterprise information systems is based on component-based development. Much of Microsoft's technology infrastructure is aimed at providing ways of allowing complete programs to serve as software components that can be integrated with other components.

THE RATIONAL APPROACH(TM)

     Rational provides extensive support for component-based development through each of the major phases of the software development lifecycle. The Rational Approach consists of three elements: a flexible software development process, a set of integrated products and technical consulting services. This approach enables customers to reduce the risk of failure, improve the quality of the software systems they develop, increase developer productivity, reduce time-to-market and increase software reusability.

     The first element of the Rational Approach, a flexible software development process, includes several software development concepts:

          Controlled iterative development: Reducing risk, cost and time-to-market. Rational's tools support controlled iterative development, which the Company believes is more economical and predictable than traditional sequential development, significantly reducing the risk and cost of developing software. In controlled iterative development, the objectives for a software system are specified and used to drive the creation of a series of partial but increasingly functional systems. Risk is reduced because each iteration provides an opportunity for developers to identify problems in system functionality, performance and user interface, and to obtain user and customer feedback. The need for unplanned, unbudgeted fixes can be significantly reduced or eliminated. Controlled iterative development also provides a significant time-to-market advantage. Because working iterations are available over much of the project lifecycle, developers have the option of shipping a high-quality system even before full functionality is implemented, if necessary to take advantage of a market window, and to add functionality as new iterations are completed.

          Visual modeling: Managing complexity. Visual modeling is a technique in which software components and the relationships among them are described graphically. The model captures information about business processes or software requirements, and the software components and architectures necessary to implement them. The model raises the level of abstraction from source code to a visual programming approach, which the Company believes is more intuitive than non-graphical approaches for most software developers. Visual modeling is an essential element of using component-based development on a large scale.

          Architectural approach: Enhancing quality and re-use. Rational's tools help software developers build applications that have a sound architecture, thereby maintaining the flexibility to make modifications or add new modules. This, in turn, can increase reusability and thereby decrease time-to-market for future products. Software architecture refers to the basic structure and foundation of a software program. Designing a robust architecture early in the development process, verifying the soundness of the architecture with early development iterations, and enforcing the integrity of the architecture over the lifetime of the project produce an architecture that is adaptable in the face of changes driven by customer feedback or changing business conditions. A well-designed architecture also allows the developer to identify and package reusable software components. Unless consistently enforced, system architecture can begin to break down as the original architecture is violated or circumvented, either by accident or in response to development time pressures.

     The second element of the Rational Approach is a comprehensive set of integrated software-development products that automate the activities of software managers, designers and developers throughout the software lifecycle. Rational's products include Rational Rose, Visual Test, Rational Apex, Rational Summit and SoDA. Rational's products support visual modeling of the basic business processes and objects necessary for implementing enterprise-wide information systems and developing software components. Rational's products further support the definition of software architecture, coding, testing, debugging, software change management, software process enforcement and documentation of components and entire software systems.

     The third element of the Rational Approach is to provide customers with technical consulting, training and support services. These services help customers apply the elements of the flexible software development process and use Rational's tools effectively. Rational's services are designed to minimize customers' risks and maximize their ability to achieve their business objectives.

RATIONAL'S BUSINESS STRATEGY

     Rational's strategy is to ensure the success of its customers in developing and managing software systems that are strategically important to their businesses. Key components of the Company's strategy are to:

          Maintain technology leadership. The Company offers a comprehensive family of software products that enable component-based development throughout the critical phases of the software development process. The Company has pioneered the tight integration of individual tools to support controlled iterative development and an architecture-driven process throughout the software development lifecycle. The Company plans to continue enhancing its products and integrating additional tools that strengthen and extend the Company's support for component-based development.

          Support the major platforms and implementation languages. Rational's strategy is to offer products that support component-based development on the major UNIX platforms, Windows 95, and Windows NT. The Company believes that in order to reach a wide market for its products it is important to support the major implementation languages used for software development. The Company currently supports Visual Basic, C++ and PowerBuilder, and has announced plans to introduce products, currently in beta testing, that support Java and Forte. The Company plans to adapt and extend its technology to support additional implementation languages as they become widely used.

          Leverage the business alliance with Microsoft. On October 2, 1996, the Company and Microsoft announced the formation of a business alliance that will consist of four major elements: technology cross-licensing, joint development, joint marketing and Rational's acquisition of Microsoft's Visual Test product. Rational believes that the strategies of the two companies in relation to the enterprise information systems market are complementary, and the parties have announced that the alliance is intended to allow Microsoft to focus on development environments like Visual Basic, Visual C++ and Visual J++ and Rational to focus on lifecycle tools for analysis and design, testing, documentation and change management. The Company believes that this alliance will facilitate the integration of its products with Microsoft's technology, leading to products that are more appealing to software developers using Windows 95 and Windows NT. Further, the Company believes that its alliance with Microsoft will enable the introduction of the Company's products to software developers using Microsoft's products. See "-- Business Alliance with Microsoft."

          Drive the industry standard for visual modeling. The Company believes that its Unified Modeling Language has become the de facto standard language for visual modeling of business processes and for the development of software systems. Rational, Microsoft, Oracle, Hewlett-Packard, MCI Systemhouse and Texas Instruments have announced plans to submit a joint proposal for inclusion of the UML in the OMG's Object Analysis and Design Facility specification. Rational believes that the existence of an official standard will help accelerate the rate of adoption of object technology by reducing the uncertainty and confusion that stem from a lack of standards. The Company believes that it is well-positioned as the developer of the UML standard and as a market leader in visual modeling tools. See "Risk
     Factors -- Dependence Upon Market Growth and Development of Industry Standards."

          Build comprehensive distribution capabilities. Rational intends to continue leveraging its worldwide presence to provide tools to customers whose businesses depend on developing and maintaining software systems. The Company's direct sales force, supported by highly-skilled technical personnel in the field, allows the Company to work closely with its customers to help ensure their success. In fiscal 1996, the Company established new sales channels, including telesales, service providers and VARs, which it intends to expand. In addition, Rational plans to make extensive use of the Internet for marketing, selling and customer support, with the objective of reaching a larger potential market while reducing selling costs.

     The discussion of the Company's strategy above contains forward-looking statements that are based upon the Company's current intentions and that involve risks and uncertainties. Actual results and future actions taken by the Company could differ materially from those discussed in the forward-looking statements as a result of certain factors, some of which are beyond the Company's control and are dependent upon future market developments. See "Risk
Factors -- Dependence Upon Market Growth and Development of Industry Standards," "-- Expansion of Product Lines," "-- Business Alliance with Microsoft," and
"-- Dependence on Sales Force and Other Channels of Distribution," as well as the other risks set forth in "Risk Factors" and elsewhere in this Prospectus.

PRODUCTS AND SERVICES

     Rational supports component-based development with an extensive family of software products covering critical phases of the software development lifecycle, from initial analysis of requirements through detailed design, coding, testing, debugging and maintenance. Rational's products support individual designers and developers, development teams and project managers. The major components of Rational's product line are Rational Rose, for visual modeling; Rational Apex, for managing development teams and the components they generate; Rational Summit, for software change management and process enforcement; and SoDA, for automated documentation generation. These tools work together to support controlled iterative development, visual modeling and an architecture-driven process in a consistent manner. In addition, the Company is adding Visual Test to its product line for automated software testing on Windows 95 and Windows NT.

  Rational Rose: Visual Modeling Tools

     Rational Rose is a software-engineering tool that allows users to develop, verify and document the analysis and design model of their software graphically. Rational Rose keeps the analysis and design model consistent through the entire software lifecycle, making controlled iterative development feasible. The first Rational Rose product was shipped in 1992. Rational Rose is used in the construction of enterprise information systems, packaged software products, systems integration activities, and for the construction of technical systems in industries such as telecommunications, medical instruments, transportation and aerospace. Over 20,000 licenses of Rational Rose family products have been sold worldwide. Rational Rose has been the recipient of industry product-excellence awards.

     The Company's Rational Rose product line supports major platforms, including UNIX, Windows 95 and Windows NT, and implementation languages, including C++, Visual Basic and Power Builder, that are widely used today. The Company has also announced plans to introduce Rose/Java and Rose/Forte, which are currently in beta testing. Rational Rose generally supports round-trip engineering, in which the user can go from graphical design to generation of source code, modify the resulting source code, reverse engineer the new source code to generate a graphical depiction of the system as it exists after being modified, and merge any changes made in the source code back into the model or vice versa. By keeping the graphical analysis and design model consistent with the source code, Rational Rose supports controlled iterative development over the lifetime of the project. The Company believes that Rational Rose is unique in its ability to support an unlimited number of "round-trips" with no loss of information.

  Rational Apex: Integrated Development Environment Tools

     Rational Apex is a software-engineering environment for control of software projects. It effectively controls large-scale development efforts, helping customers improve time-to-market while reducing risk and cost. It also makes large-scale software re-use possible by directly managing software architecture, significantly improving the efficiency of the overall software development process. The product was first shipped in 1993, replacing the Company's first-generation programming environment, and over 7,500 licenses have been sold to date. Rational Apex runs on UNIX platforms and is available in versions that support the C/C++ and Ada programming languages. The Company has announced that the next release of its Apex C/C++ product will provide architectural control and build/release management for Java.

     Rational Apex gives users architectural control, a way of expressing and enforcing automatically the overall architecture of a software system throughout the lifetime of the project, allowing users to replace manual mechanisms of expressing and enforcing a software system's architecture. The product provides a construct that enforces the boundaries of the architecture automatically. It detects, reports and eliminates violations of the architecture, preventing the decay or degradation of the architecture that can occur over the lifetime of a project.

     Rational Apex also provides extensive support for day-to-day configuration management and version control. It supports parallel development within and among development teams. It generates an audit trail of changes to the software, capturing the specifics of every change made over the course of the project. The building and releasing of each iteration of a software system is automated, thereby providing the team and project management support that is essential for controlled iterative development.

     The Apex family also includes the VADS line of Ada compilers, debuggers, and related tools for the development of highly-reliable, high-performance embedded systems. VADS was first shipped in 1984 and over 7,000 licenses have been shipped to date. The VADS family runs on major UNIX platforms, and the VADS cross-compiler product family supports major embedded system targets including the PowerPC, Motorola 680x0 and Intel architecture.

  Rational Summit: Software Change-Management Tools

     Rational Summit is an integrated software change-management tool that helps manage the overall software change process, including change identification, change policy enforcement, and measurement and management of software development progress. Rational Summit allows users to group a number of related software changes into a task, which can then be explicitly managed. These changes may collectively be necessary, for example, to fix a software bug or to add a requested feature. Rational Summit can be customized and configured to meet specific change-management needs of organizations.

     Rational Summit is available on major UNIX platforms. Rational Summit was first shipped in May 1996 and approximately 750 licenses have been sold. Summit supports integration with the leading desktop project-management tools, such as Microsoft Project and Microsoft Excel.

  SoDA: Software Document Automation Tools

     SoDA allows users to generate documentation automatically and incrementally using graphical and textual information taken from many external sources. SoDA also can be tailored to a variety of documentation formats and can be used on projects regardless of the implementation language. SoDA is available on UNIX, Windows 95 and Windows NT. SoDA was first shipped in June 1994, and over 1,500 licenses have been sold to date.

  Visual Test: Software Testing Automation Tools

     Visual Test, an automated, language-independent, software testing tool, is designed to increase developers' and testers' productivity by rapidly creating tests for applications of virtually any size and created in any implementation language by capturing those tests for later re-use. These capabilities enhance the ability of organizations to deploy applications for the Windows 95 and Windows NT operating systems. Visual Test includes a Scenario Recorder used to create test cases interactively, and may be used to test individual software components or entire systems, including "stress tests" of large client/server applications. Visual Test supports testing of the latest technologies, such as ActiveX Controls, which helps developers to ensure the quality of their applications while realizing the productivity benefits of component software. Visual Test is integrated with Microsoft Developer Studio, a desktop development environment.

     Visual Test was first shipped by Microsoft in 1992. Microsoft has announced the shipment of over 75,000 licenses since the product's introduction. Rational acquired Visual Test on October 2, 1996 from Microsoft.

  Technical Consulting and Customer Support Services

     The Company views its technical consulting services as an important part of its strategy of offering a complete, integrated solution for customers who are developing complex software systems, as well as a way to promote higher-margin product sales. The Company approaches the delivery of its technical consulting services as a partnership with its customers. Customers often request the Company's guidance to help them improve their approach to software development, to realize the benefits of the Rational Approach and to efficiently use the Company's products.

     Rational's services include consulting and training that enable customers to adopt advanced software processes and to use component-based development effectively. Consulting services range from helping customers implement large-scale software re-use, to working with customers to develop the right architecture for their software systems, to helping a customer's development team work through the first few iterations of the controlled iterative development process. The Company also offers several standard consulting packages and training courses that assist customers in the implementation of controlled iterative development and the use of component-based development.

     The Company complements its products and professional services with an experienced team that allows it to maintain strong relationships with its customers and further promote its products and services. The Company provides telephone, electronic mail and fax-based customer support through the Company's Customer Support Services organization. Members of the Company's software support team typically have several years experience in areas such as software engineering, software testing, or tool development.

BUSINESS ALLIANCE WITH MICROSOFT

     On October 2, 1996, Rational and Microsoft announced the formation of a business alliance which will consist of Rational's acquisition of Microsoft's Visual Test product, technology cross-licensing, joint development projects and joint marketing programs. See "Risk Factors -- Business Alliance with Microsoft," "-- Acquisition of the Visual Test Product," "-- Licensing of Rose Technology to Microsoft," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     In connection with this alliance, Rational acquired from Microsoft the Visual Test product, a leading software testing tool. Microsoft has announced the shipment of over 75,000 licenses since the product's introduction in 1992. Rational intends to release new versions of the Visual Test product that extend its support for component-based development and Internet applications. Microsoft has retained rights to continue using Visual Test in its own software development, and the companies have agreed to work together to specify and develop new product features and updated releases to exploit new releases of Microsoft's operating system and tools products. Rational has also granted Microsoft a five-year option to obtain a license to incorporate certain elements of Visual Test technology in Microsoft's development tool products, including Visual Basic, Visual C++ and Visual J++. See "-- Products and Services -- Visual
Test: Software Testing Automation Tools."

     The cross-licensing element of the alliance includes a five-year license to Rational to develop and distribute, as part of Rational's products, Microsoft's Developer Studio, an integrated development environment for Windows 95 and Windows NT. Rational plans to integrate its visual modeling tools into Developer Studio. In addition, Rational has licensed the rights to the future Microsoft repository, and Rational plans to integrate its products with Visual Source Safe, Microsoft's version control system, introducing capabilities for change management and process automation.

     Rational has entered into a two-year agreement to develop a visual modeling product, including certain elements of Rational Rose, for distribution in certain Microsoft development tools which run on Windows 95 and Windows NT. Rational will be obligated to provide timely product updates to maintain compatibility with changes in Microsoft operating systems. Following expiration of the agreement, Microsoft will have the option to obtain a perpetual, non-exclusive right to source code for the product, including certain aspects of Rational's Rose technology.

     Rational's objective in acquiring the Visual Test product and partnering with Microsoft is to extend the Company's product line and to increase the use of component-based development by providing visual modeling capabilities to developers using Microsoft's visual tools. In addition, Rational believes that its arrangement with Microsoft will expose the Company's technology to potential customers outside of its historical customer base. The Company expects that changes in its pricing models and combinations of features within product lines will be required to encourage these potential customers to purchase Rational products. The Company's objective in entering into the cross-licensing arrangements with Microsoft was not to generate direct product revenue from Microsoft, and the Company does not expect such arrangements to directly result in a material increase in product revenue.

     Joint development efforts include Rational developers and testers working with Microsoft personnel on site at Microsoft in Redmond, Washington, to integrate Rational's products with the Microsoft infrastructure, including DCOM, ActiveX, BackOffice and the Microsoft visual tool products. The joint development efforts also include testing of Rational products in Microsoft's Usability Labs.

     Plans for joint marketing activities include use of the Internet and the World Wide Web, co-sponsored seminars, joint press conferences, direct mail campaigns and other promotional activities.

PRODUCT DEVELOPMENT

     Rational believes that its success will depend largely upon its ability to enhance existing products and develop new products that meet the needs of a rapidly evolving marketplace and increasingly sophisticated and demanding customers. The Company intends to extend and strengthen its lifecycle support for component-based development by expanding its product offerings, introducing new products, and offering higher levels of integration among its products. Rational uses its own software processes and tools extensively in its own software development activities. While the Company has primarily developed products internally, it may, based on timing and cost considerations, acquire technologies or products from third parties.

     The Company's research and development staff, including product development, product support and technical writing personnel consists of 133 employees as of June 30, 1996. Rational's total research and development expenses were approximately $20.2 million, $12.2 million and $15.9 million in fiscal years 1994, 1995, and 1996, respectively.

CUSTOMERS AND APPLICATIONS

     Over 40,000 licenses of Rational's software products, exclusive of Visual Test, have been sold to over 2,500 customers worldwide. No single customer accounted for 10% or more of revenues in fiscal 1996. The Company's comprehensive solution of software development tools and professional services is used by major organizations in many industry segments to design, build and maintain complex software systems.

     The following customers were among the Company's largest customers in fiscal 1996 and the first half of fiscal 1997 in the areas listed:

ENTERPRISE INFORMATION SYSTEMS

    AT&T
    Automobiles Peugeot
    Daimler-Benz
    Dow Chemical
    Eastman Kodak
    Knight-Ridder
    MCI
    NBC
    Nynex
    Osaka Gas Information Systems
    Reuters
    WorldCom
    Xerox

TELECOMMUNICATIONS

    Alcatel
    Bell Sygma Telecom
    British Telecom
    Broadband Technologies
    Deutsche Telekom
    LM Ericsson
    Lucent Technologies
    Mitel Corporation
    Nortel
    Qualcomm
    Siemens

INDEPENDENT SOFTWARE VENDORS AND SYSTEMS INTEGRATORS

    Attachmate
    CSC
    Cognos, Inc.
    EDS
    IBM
    Microsoft

FINANCIAL SERVICES

    Aetna
    American Express
    Chase Manhattan Bank
    Deutsche Bank
    Fidelity Investments
    Liberty Mutual
    London Stock Exchange
    Merrill Lynch
    MetLife
    Morgan Guaranty
    Nomura International
    Republic National Bank
    Standard Life Assurance
    Union Bank of Switzerland
    USF&G
    USAA
    Zurich Cantonal Bank

AEROSPACE/DEFENSE

    Boeing
    Hughes
    Lockheed Martin
    Raytheon Company
    Texas Instruments
    TRW

TRANSPORTATION

    British Airways
    GEC-Alsthom
    Honeywell
    Hughes Air Traffic Systems
    Rockwell-Collins

SALES AND MARKETING

     Rational primarily employs a direct selling approach which couples sales of its integrated software tools with high-value technical consulting services. The Company has established a major-account direct sales and technical consulting organization in the United States, Canada, Europe, and in the Asia/Pacific/Latin America region. Rational's major-account direct sales and technical consulting organization is based on a team-selling model organized around an Account Representative and an average of three Software Engineering Specialists. The Company's Software Engineering Specialists provide pre- and post-sales support, and are the primary delivery mechanism for the Company's high-value technical consulting services. Rational believes that its major-account sales and technical consulting organization is a powerful asset, giving the Company the resources to form lasting relationships with its major customers. See "Risk Factors -- Dependence on Sales Force and Other Channels of Distribution."

     The Company's major-account direct sales and technical consulting organization is focused on large customers that directly depend on their capability to develop software. The Company believes that additional opportunities exist which may be pursued by the Company's direct sales force in partnership with external service providers and VARs. The Company also believes that it can exploit additional revenue opportunities by developing channels such as telesales and the use of the World

Wide Web for direct marketing, sales and customer support. The Company believes that the development of these additional channels will allow it to reach a broader base of customers and maintain direct contact with them at a lower cost than other sales efforts.

     The Company's North American sales, marketing and professional service organization consists of 322 individuals, operating out of corporate headquarters in Santa Clara, California, field offices in other locations throughout North America, the United Kingdom, France, Germany, Sweden, Australia, Taiwan, India, South Korea and Brazil. The Company's direct international operations are staffed almost exclusively by local personnel. The Company also has distributors and resellers in North America and additional distributors in Spain, Italy, Israel, Singapore, Korea, China, Japan and South Africa.

     The Company has established a partnership with Osaka Gas Information Systems Research Institute ("OGIS-RI"), a subsidiary of Osaka Gas and a provider of object-oriented programming expertise in the Japanese market. OGIS-RI has localized certain of Rational's tools, including the Windows and UNIX versions of Rational Rose/C++, for the Japanese market, along with training materials on software process and object technology. OGIS-RI currently markets, sells and offers an extensive range of technical consulting and training services to support the Rational Rose product line in Japan.

     In support of its sales efforts, the Company's marketing department conducts comprehensive programs which include maintenance of an extensive home page on the World Wide Web, an electronic subscription service for news announcements about the Company, print advertising, direct mail, public relations, trade shows and ongoing customer communications programs. The Company also keeps its customers informed of advances in the field through a customer newsletter, technical papers and other mailings.

PRODUCT PRICING

     The Company's software licenses are normally perpetual, fully-paid-up floating licenses. The floating license limits the number of simultaneous users in a network instead of being associated with a specific user or computer. The Company also offers other kinds of licenses, such as node-locked licenses that limit a software license to a single computer and project licenses that provide selected Company tools to all the developers working on a specific project.

     The bulk of the Company's net product revenue in fiscal 1996 was derived from sales of its Rose and Apex product families. Elements of the Rose family range in price from $495 for a single-user PC version of Rational Rose, to $2,400 for Rational Rose/Visual Basic on a PC, to $8,400 for a floating license of Rational Rose/C++ on a UNIX workstation. Elements of the Apex family range in price from $7,500 for an Apex C++ license on UNIX to $22,000 for an Apex Ada license on UNIX. The Company's products are often sold in multiple quantities to teams of software developers working together in a client/server environment. The Company offers standard discounts based on dollar volume in a single purchase order.

     The Company also offers a support program which entitles a licensee to receive all enhancements and upgrades to the licensed product that are published in the succeeding twelve month period, as well as certain other support services. Annual fees for support generally range from 15% to 20% of the software license fee.

     Rational's packaged training courses are offered in the form of open-enrollment public courses and in-house courses at customer facilities, and range from $1,750 per person for a typical four-day course, to between $3,000 to $12,500 for in-house courses depending on the length of the course and the maximum number of students in the class. Rational's packaged consulting services range from approximately $50,000 to several hundred thousand dollars. Currently, custom consulting is priced on a time-and-materials basis, although the Company plans to bill more of its custom consulting on a project-by-project basis in the future. Discounts are offered for engagements of 1,000, 2,000 and 6,000 hours of consulting in a calendar year.

COMPETITION

     The marketplace for software engineering tools is intensely competitive. Given the breadth of the Company's product lines, each product faces competition from one or more sources. See "Risk Factors -- Competition."

     Rational faces competition from software development tools and processes developed internally by customers, including ad hoc integrations of numerous stand-alone development tools. The Company believes that its solution is superior to such in-house efforts, which are frequently hampered by a lack of understanding of the complexity involved in software development, a lack of relevant expertise within the organization, limits on the amount of resources made available for efforts that will benefit only a single product line or organization and a reliance on traditional sequential development methods.

     The Company faces competition from Intersolv, Inc., Platinum Technology, Inc., Select Software Tools plc and numerous privately held tool suppliers offering traditional CASE tools that compete with the Rational Rose approach to visual modeling and component-based development. Rational's Visual Test product faces competition from SQA, Inc., Mercury Interactive Corporation, Segue Software, Inc. and several private companies offering testing automation tools. Rational Apex for C/C++ faces competition from major UNIX platform vendors such as Sun Microsystems Inc., Hewlett-Packard Company and Digital Equipment Corporation, which have C/C++ compilers and debuggers and in some cases programming environments for their platforms. In addition, numerous privately held companies offer compilers, debuggers and programming environments which compete with Rational Apex. The Rational Summit product line faces competition from Pure Atria Corporation and other suppliers offering change management systems. Rational's Apex Ada and VADS product lines face competition from Thomson Software Products, Green Hills Software, Inc. and a large number of other suppliers offering Ada products for native and embedded systems.

     The Company believes that the major competitive factors in its markets are corporate and product reputation, breadth of coverage by an integrated product line, product architecture, functionality and features, product quality, performance, ease of use, quality of support, availability of technical consulting services and price. Rational believes that its combination of an integrated family of products supporting component-based development throughout the software development lifecycle and its emphasis on controlled iterative development, visual modeling and an architecture-driven process, coupled with its extensive major-account direct sales and technical consulting organization and the supporting channels such as VARs, telesales and the World Wide Web, are effective selling tools.

     The Company believes that the increased level of competition it observed in fiscal 1996 and the first half of fiscal 1997 will continue to increase. Because individual product sales are often the first step in a broader customer relationship, the Company's success depends in part upon its ability to successfully compete with numerous competitors at each point within its product line. Certain of the Company's competitors are more experienced than the Company in the development of software-engineering tools, databases or software-development products. The Company encounters substantial competition from in-house software tools developers for large organizations. Some of the Company's competitors have, and new competitors may have, larger technical staffs, more established distribution channels and greater financial resources than the Company. There can be no assurance that either existing or new competitors will not develop products that are superior to the Company's products or that achieve greater market acceptance. The Company's future success will depend in large part upon its ability to increase its share of its target markets and to license additional products and product enhancements to existing customers. There can be no assurance that future competition will not have a material adverse effect on the Company's results of operations.

INTELLECTUAL PROPERTY

     Rational regards its software as proprietary and attempts to protect it under a combination of copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements and other methods of protection. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products or to reverse engineer or obtain and use information the Company regards as proprietary. While Rational's competitive position may be affected by its ability to protect its proprietary information, the Company believes that trademark and copyright protections are less significant to the Company's success than other factors, such as trade secret protection, the knowledge, ability and experience of the Company's personnel, name recognition and ongoing product development and support.

     Rational's software products are generally licensed to end users on a "right to use" basis pursuant to a perpetual license. The Company licenses its products primarily under "shrink wrap" licenses (i.e., licenses included as part of the product packaging). Shrink wrap licenses are not negotiated with or signed by individual licensees and purport to take effect upon the opening of the product package. Certain provisions of such licenses, including provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect Rational's proprietary rights to the same extent as do the laws of the United States.

     As the number of software products in the industry increases and the functionality of these products further overlaps, Rational believes that software programs will increasingly become subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products. Any such assertion could require the Company to enter into royalty arrangements or result in costly litigation. See "Risk Factors -- Limited Protection of Intellectual Property and Proprietary Rights."

EMPLOYEES

     As of June 30, 1996, the Company employed 538 full-time personnel, including 133 in product development, 322 in sales, marketing and technical consulting and 83 in finance and administration. The Company's employees are not represented by any collective bargaining organization, and the Company has never experienced a work stoppage. The Company believes its success will depend in part on its continued ability to attract and retain highly qualified personnel in a competitive market for experienced and talented software engineers and sales and marketing personnel. See "Risk Factors -- Dependence on Key Personnel."

FACILITIES

     Rational's headquarters are located in a leased facility, located in Santa Clara, California, consisting of approximately 94,000 square feet of office space occupied under a lease expiring in January 2001, with a renewal option for an additional five years. The Company also leases approximately 16,300 square feet of office space in Aloha, Oregon under a lease expiring in January 1999, and approximately 22,900 square feet of office space in McLean, Virginia under a lease expiring in February 2001. Rational leases additional facilities and offices, including locations in Alabama, California, Connecticut, Florida, Maryland, Massachusetts, New York, Ohio, Pennsylvania, Virginia, Washington, Wisconsin, London, Melbourne, Munich, Paris, Sao Paolo, Seoul, Stockholm, Taipei and Canada. Rational believes that its existing facilities and offices, together with additional space available to it, are adequate to meet its requirements for the foreseeable future.

LEGAL PROCEEDINGS

     On December 1, 1995, Interactive Development Environments ("IDE") filed an action against the Company in the San Francisco County Superior Court seeking monetary damages in excess of $3 million and other relief for the Company's alleged breach of an alleged contract, misrepresentation and related claims based on the Company's preliminary, non-binding merger discussions in 1995 with IDE. In March 1996, the Court sustained the Company's demurrer to IDE's claim for specific performance of the alleged contract between the parties. Trial on IDE's remaining claims is set for January 1997, although IDE has indicated its desire to postpone the trial in order to seek to amend its complaint. The Company believes IDE's complaints are without merit, although there can be no assurance that the Company will be successful in defending the action. There are no other material pending legal proceedings to which the Company is a party or to which any of the Company's property is the subject.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

          NAME             AGE                              POSITION
-------------------------  ---     -----------------------------------------------------------
Paul D. Levy.............  41      Chairman of the Board and Chief Executive Officer
Michael T. Devlin........  41      President and Director
Robert T. Bond...........  53      Senior Vice President, Chief Operating Officer, Chief
                                   Financial Officer, and Secretary
David H. Bernstein.......  44      Senior Vice President and General Manager, Products
John R. Lovitt...........  51      Senior Vice President, North American Field Operations
Stephen F. Zeigler.......  45      Senior Vice President and General Manager, UNIX Application
                                     Construction Products
Timothy A. Brennan.......  41      Vice President, Finance and Administration
Kevin J. Haar............  39      Vice President, Major Accounts, North American Field
                                     Operations
Ivar Jacobson............  57      Vice President, Business Engineering
Joseph N. Marasco........  51      Vice President and General Manager, Windows Application
                                     Construction Products
Gregory L. Meyers........  40      Vice President and General Manager, Object Modeling
                                   Products
Richard P. Reitman.......  44      Vice President, Process and Project Management Products
Gerard J. Rudisin........  42      Vice President, Corporate Marketing
James S. Campbell........  69      Director
Daniel H. Case III(2)....  39      Director
Leslie G. Denend(1)......  55      Director
John E. Montague(2)......  42      Director
Allison R.                 52      Director
  Schleicher(1)..........

------------------------------
(1) Member of Compensation Committee

(2) Member of Audit Committee

     Paul D. Levy co-founded Rational in 1981. He is currently Chairman of the Board and Chief Executive Officer. Prior to September 1996, Mr. Levy served as President and Chief Executive Officer of the Company. Mr. Levy received a B.S. degree in economics from the United States Air Force Academy and an M.S. degree in engineering-economic systems from Stanford University. Mr. Levy is a director of Peerless Systems Corporation. Mr. Levy is the son-in-law of Mr. Campbell.

     Michael T. Devlin co-founded Rational in 1981. He is currently President and a director. Prior to September 1996, Mr. Devlin served as Chairman of the Board of the Company. Mr. Devlin received a B.S. degree in computer science from the United States Air Force Academy and an M.S. degree in computer science from Stanford University.

     Robert T. Bond joined Rational in 1983 as Vice President of Marketing. In 1990, he was named Senior Vice President and General Manager of International Field Operations. In April, 1996 he was named Senior Vice President, Chief Operating Officer, Chief Financial Officer and Secretary of the Company. Mr. Bond has a B.S. degree in engineering from Case Institute of Technology.

     David H. Bernstein joined Rational in 1982 as Vice President, Product Development. Mr. Bernstein was named Vice President and General Manager, Object Technology Products, and Senior Vice President and General Manager, Object Technology Products in 1994 and 1995, respectively. In May 1996, Mr. Bernstein was named Senior Vice President and General Manager, Products. Mr. Bernstein received a B.S. degree in electrical engineering from the Massachusetts Institute of Technology.

     John R. Lovitt joined Rational as a Regional Manager responsible for sales and marketing in 1986. In 1990, he was promoted to Vice President, and subsequently Senior Vice President, North American Field Operations, where he is responsible for field marketing and technical services in North America. Mr. Lovitt received a B.S. degree in aeronautical engineering from Wichita State and an M.S. degree in computer science from the University of Missouri.

     Stephen F. Zeigler joined the Company in 1983 as an Engineering Manager. Mr. Zeigler was named Vice President, Ada Products and Senior Vice President, Ada Products in 1987 and 1994, respectively. Since April 1996, Mr. Ziegler has served as Senior Vice President and General Manager, UNIX Application Construction Products. He received his B.A. in math, physics, and chemistry from Illinois College, his M.S. in computer science from Indiana University and his doctorate in computer science from the University of Wisconsin.

     Timothy A. Brennan is Vice President, Finance and Administration. He joined Rational as Corporate Controller in 1994. From 1987 to 1994, Mr. Brennan held various financial management and controllership positions with The ASK Group, Inc. Mr. Brennan received a B.S.C. in accounting from Santa Clara University. He is a certified public accountant in the State of California.

     Kevin J. Haar is Vice President, Major Accounts, North American Field Operations. He joined Rational in 1986 as an account representative in the field sales force. Since then, he has held a number of positions, most recently District Manager and Eastern Regional Manager. Mr. Haar received a B.S. in electrical engineering and an M.B.A. from Washington University in St. Louis.

     Ivar Jacobson joined Rational as Vice President, Business Engineering in 1995, when the Company acquired Objectory AB. Prior to joining the Company, Mr. Jacobson served as President of Objectory AB from 1990 to 1991, and as Vice President of Objectory AB from 1991 to 1995. Mr. Jacobson received an M.S. in Electrical Engineering from Chalmers Institute of Technology, Gothenberg and his doctorate in computer systems from the Royal Institute of Technology in Stockholm.

     Joseph N. Marasco is Vice President and General Manager, Windows Application Construction Products. He joined Rational in 1986 as a product manager. He has since held various positions in the Company, including Director of Product Marketing, Director of Consulting Services and Director of Engineering for the Apex product line. He has an M.S. degree in physics from State University of New York at Stony Brook and a Ph.D. in physics from the University of Geneva, Switzerland.

     Gregory L. Meyers joined Rational as Director of Rose Development in 1995, when the Company acquired Palladio Software Corporation. In April 1996, Mr. Meyers was named Vice President and General Manager, Object Modeling Products. Prior to joining Rational, Mr. Meyers served as Project Manager at General Electric Medical Systems from 1990 to 1992, and as Chief Architect, Software Tools at Palladio Software Corporation from 1992 to 1995. Mr. Meyers received his B.S. in engineering from the University of Iowa.

     Richard P. Reitman joined the Company in 1982. From 1991 to 1993, he served as Product Architect, and from 1993 until 1996 he served as Chief Product Architect of the Company. Mr. Reitman now serves as Vice President, Process and Project Management Products. Mr. Reitman received a B.A. in mathematics from State University of New York, New Paltz, New York, an M.S. in computer science and his doctorate in computer science from Cornell University. Since March 1996, Mr. Reitman has also been Chairman and Secretary of Reitman Corp. Medical Regulatory Consulting, a business consulting firm unaffiliated with the Company.

     Gerard J. Rudisin joined Rational in 1991 as Director of Marketing for Rational's Ada products. In 1993 he was named Vice President, Corporate Marketing. Mr. Rudisin received a B.S. degree in electrical engineering from the Massachusetts Institute of Technology and an M.S. degree in computer science from University of California, Los Angeles.

     James S. Campbell has been a director of the Company since 1990. Since 1987, he has been the Managing Director of Management Partners International Corporation, a management and consulting firm specializing in technology companies. He serves on the national board of directors of United We Stand America, Inc. and is a Director of Applied Voice Technology, Inc. Mr. Campbell is the father-in-law of Mr. Levy.

     Daniel H. Case III has been a director of Rational since 1993. Since 1994, he has been President and Chief Executive Officer of Hambrecht & Quist Group, an investment banking firm. From 1992 to 1994 he served as President and Co-Chief Executive Officer of Hambrecht & Quist Group. Previously he held various positions with Hambrecht & Quist Group. He is a director of Hambrecht & Quist Group and Electronics Arts, Inc.

     Leslie G. Denend has been a director of the Company since 1993. Since 1993, he has been the President and Chief Executive Officer of Network General Corporation, a supplier of local and wide area computer network communications management systems. From 1990 to 1992, he was President of Vitalink Communications. He is a director of Network General Corporation, McAfee Corporation and Proxim, Inc.

     John E. Montague has been a director of the Company since 1994. Since March 15, 1995, he has been Vice President, Financial Strategies at Lockheed Martin Corporation. Previously, he was Vice President, Corporate Development and Investor Relations at Martin Marietta Corporation. From 1988 to 1991, he was Director, Corporate Development at Martin Marietta Corporation.

     Allison R. Schleicher has been a director of the Company since 1990. Since 1967, he has been with IBM Corporation in various executive and management positions. Most recently in 1994, he was appointed Vice President, Finance of IBM Credit Corporation. Mr. Schleicher is a director of IBM Credit Corporation.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth the beneficial ownership of Common Stock of the Company as of September 30, 1996 and as adjusted to reflect the sale of the shares offered by this Prospectus (assuming no exercise of the Underwriter's over-allotment option), by (i) all persons known to the Company to be the beneficial owners of more than 5% of the Company's Common Stock, (ii) the Company's Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer, (iii) each Selling Stockholder,
(iv) each of the Company's directors and (v) all directors and executive officers as a group. The information on beneficial ownership in the table and the footnotes below is based upon the Company's records, Schedule 13D and 13G filings and information supplied to the Company by the listed person or entity.

     The following table has been prepared in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 and discloses all securities beneficially owned by the named persons as of September 30, 1996, plus all securities which such persons have a right to acquire through the exercise of options or other rights within 60 days of September 30, 1996. Certain individuals in the table below have the right to acquire additional shares after such 60-day period, as indicated in the footnotes to the table.


                                                      SHARES BENEFICIALLY       SHARES BENEFICIALLY
                                                      OWNED PRIOR TO THE          OWNED AFTER THE
                                                           OFFERING                  OFFERING
       DIRECTORS, OFFICERS, 5% STOCKHOLDERS          ---------------------     ---------------------
             AND SELLING STOCKHOLDERS                 NUMBER       PERCENT      NUMBER       PERCENT
---------------------------------------------------  ---------     -------     ---------     -------
Putnam Investments.................................  6,790,644       19.7%     6,790,644       17.5%
The Kaufmann Fund, Inc.............................  2,000,000        5.8%     2,000,000        5.1%
AIM Management Group...............................  1,947,000        5.6%     1,947,000        5.0%
Ivar Jacobson(1)...................................    920,044        2.7%       507,500        1.3%
Ericsson Inc.(2)...................................    544,174        1.6%       272,087          *
Paul D. Levy(3)....................................         --          *             --          *
Michael T. Devlin(4)...............................         --          *             --          *
Robert T. Bond(5)..................................    114,970          *        114,970          *
David H. Bernstein(6)..............................     56,666          *         56,666          *
Kevin J. Haar(7)...................................     56,632          *         56,632          *
Daniel H. Case III(8)..............................     36,329          *         36,329          *
Leslie G. Denend(9)................................     29,164          *         29,164          *
Allison R. Schleicher(10)..........................     21,498          *         21,498          *
James S. Campbell(11)..............................     15,248          *         15,248          *
John E. Montague(12)...............................        600          *            600          *
All current directors and current executive
  officers
  as a group (18 persons)(13)......................  1,707,989        4.9%     1,295,445        3.3%


------------------------------
  *  Less than one percent.

 (1) Includes 7,500 shares purchasable by Mr. Jacobson within 60 days of September 30, 1996, upon exercise of outstanding stock options. Mr. Jacobson holds additional options for the purchase of 22,500 shares of the Company's Common Stock, which vest at various times following such 60-day period.

 (2) Ericsson Inc. is a subsidiary of LM Ericsson, which originally acquired these shares in connection with the Company's acquisition of Objectory AB, and transferred these shares to Ericsson, Inc. in October 1996.

 (3) Mr. Levy holds options for the purchase of 475,000 shares of the Company's Common Stock, which vest at various times following the 60-day period commencing on September 30, 1996. The Board of Directors of the Company has agreed to grant Mr. Levy an additional option for the purchase of 200,000 shares of Common Stock on January 1, 1997, which will vest over a four-year period and will have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant.

 (4) Mr. Devlin holds options for the purchase of 475,000 shares of the Company's Common Stock, which vest at various times following the 60-day period commencing on September 30, 1996. The Board of Directors of the Company has agreed to grant Mr. Devlin an additional option for the purchase of 200,000 shares of Common Stock on January 1, 1997, which will vest over a four-year period and will have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant.

 (5) Includes 94,498 shares purchasable by Mr. Bond within 60 days of September 30, 1996, upon exercise of outstanding stock options. Mr. Bond holds additional options for the purchase of 210,834 shares of the Company's Common Stock, which vest at various times following such 60-day period.

 (6) Includes 26,666 shares purchasable by Mr. Bernstein within 60 days of September 30, 1996, upon exercise of outstanding stock options. Mr. Bernstein holds additional options for the purchase of 143,334 shares of the Company's Common Stock, which vest at various times following such 60-day period.

 (7) Includes 52,998 shares purchasable by Mr. Haar within 60 days of September 30, 1996, upon exercise of outstanding stock options. Mr. Haar holds additional options for the purchase of 76,334 shares of the Company's Common Stock, which vest at various times following such 60-day period.

 (8) Includes 32,498 shares purchasable by Mr. Case within 60 days of September 30, 1996, upon exercise of outstanding stock options. Mr. Case holds additional options for the purchase of 37,834 shares of the Company's Common Stock, which vest at various times following such 60-day period.

 (9) Includes 29,164 shares purchasable by Mr. Denend within 60-days of September 30, 1996, upon exercise of outstanding stock options. Mr. Denend holds additional options for the purchase of 51,168 shares of the Company's Common Stock, which vest at various times following such 60-day period.

(10) Includes 21,498 shares purchasable by Mr. Schleicher within 60 days of September 30, 1996, upon exercise of outstanding stock options. Mr. Schleicher holds additional options for the purchase of 62,834 shares of the Company's Common Stock, which vest at various times following such 60-day period.

(11) Includes 14,582 shares purchasable by Mr. Campbell within 60 days of September 30, 1996, upon exercise of outstanding stock options. Mr. Campbell holds additional options for the purchase of 50,334 shares of the Company's Common Stock, which vest at various times following such 60-day period.

(12) Mr. Montague holds options for the purchase of 68,000 shares of the Company's Common Stock, which vest at various times following the 60-day period commencing on September 30, 1996.

(13) Includes 599,213 shares purchasable within 60 days of September 30, 1996, upon exercise of outstanding stock options. Such persons also hold additional options for the purchase of an aggregate of 2,126,707 shares of the Company's Common Stock, which vest at various times following such 60-day period.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 75,000,000 shares of Common Stock.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of Common Stock also are entitled to receive ratably such dividends are may be declared by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued against the consideration set forth in this Prospectus, fully paid and nonassessable.

REGISTRATION RIGHTS

     The Selling Stockholders have been granted certain contractual demand and "piggyback" registration rights with respect to shares of the Company's Common Stock. The Selling Stockholders have agreed to a lock-up expiring 90 days following effectiveness of the offering made hereby with respect to the portion of their respective holdings not being offered hereby. The exercise by the Selling Stockholders of their respective registration rights or other sale of their respective holdings following the expiration of such 90-day period could have an adverse impact on the market for shares of the Company's Common Stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is ChaseMellon Shareholder Services of California.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC, Goldman, Sachs & Co. and Wessels, Arnold & Henderson, L.L.C., have severally agreed to purchase from the Company and the Selling Stockholders the following respective number of shares of Common Stock.


                                                                            NUMBER OF
                                       NAME                                  SHARES
        ------------------------------------------------------------------  ---------
        Hambrecht & Quist LLC.............................................  1,702,240
        Goldman, Sachs & Co...............................................  1,702,239
        Wessels, Arnold & Henderson, L.L.C................................  1,702,239
                                                                            ---------
             Total........................................................  5,106,718
                                                                            =========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.


     The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession not in excess of $1.02 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the Underwriters.


     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to an additional 766,007 shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and its executive officers and directors and the Selling Stockholders have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 90-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted prior to the date hereof, may grant additional options under its stock option plans, and may issue shares pursuant to the Company's stock purchase plan.

     In general, the rules of the Commission will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Company's Common Stock during the cooling off period.

     Daniel H. Case III, a director and stockholder of the Company, is the President and Chief Executive Officer and a shareholder of Hambrecht & Quist Group, the parent entity of Hambrecht & Quist LLC. Mr. Case, together with affiliates and venture funds associated with Hambrecht & Quist Group, owns less than 1% of the outstanding shares of the Company's Common Stock. Mr. Case may be deemed to have voting or investment power with respect to certain of the shares held by Hambrecht & Quist Group affiliates.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements of Rational Software Corporation at March 31, 1995 and 1996, and for each of the three years in the period ending March 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports, given upon the authority of such firm as experts in accounting and auditing.

                         RATIONAL SOFTWARE CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Ernst & Young LLP, Independent Auditors.....................................  F-2
Consolidated Statements of Operations.................................................  F-3
Consolidated Balance Sheets...........................................................  F-4
Consolidated Statements of Stockholders' Equity.......................................  F-5
Consolidated Statements of Cash Flows.................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Rational Software Corporation

     We have audited the accompanying consolidated balance sheets of Rational Software Corporation as of March 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rational Software Corporation at March 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

San Jose, California
April 22, 1996

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  THREE MONTHS
                                            FISCAL YEARS ENDED MARCH 31,         ENDED JUNE 30,
                                          --------------------------------     -------------------
                                            1994        1995        1996        1995        1996
                                          --------     -------     -------     -------     -------
                                                                                   (UNAUDITED)
Net product revenue.....................  $ 41,716     $39,221     $55,899     $11,454     $17,300
Consulting and support revenue..........    28,627      33,678      35,208       8,303      10,161
                                          --------     -------     -------     -------     -------
     Total revenue*.....................    70,343      72,899      91,107      19,757      27,461
                                          --------     -------     -------     -------     -------
Cost of product revenue.................    11,862       6,955       7,196       1,250       1,825
Cost of consulting and support
  revenue...............................    13,494      18,095      19,336       4,763       5,499
                                          --------     -------     -------     -------     -------
     Total cost of revenue..............    25,356      25,050      26,532       6,013       7,324
                                          --------     -------     -------     -------     -------
Gross profit............................    44,987      47,849      64,575      13,744      20,137
Operating expenses:
  Research and development..............    20,221      12,187      15,939       3,171       4,495
  Sales and marketing...................    21,338      25,100      35,000       7,666       8,877
  General and administrative............     7,194       6,995       9,511       1,711       2,399
  Charges for acquired in-process
     research and development...........     --          --          8,700       --          --
  Merger and restructuring costs........     9,922      (1,100)      --          --          --
                                          --------     -------     -------     -------     -------
     Total operating expenses...........    58,675      43,182      69,150      12,548      15,771
                                          --------     -------     -------     -------     -------
Income (loss) from continuing
  operations............................   (13,688)      4,667      (4,575)      1,196       4,366
Other income, net.......................       285         417       1,582         180         533
                                          --------     -------     -------     -------     -------
Income (loss) from continuing operations
  before provision for income taxes.....   (13,403)      5,084      (2,993)      1,376       4,899
Provision for income taxes..............       404         406       1,028         110         735
                                          --------     -------     -------     -------     -------
Income (loss) from continuing
  operations............................   (13,807)      4,678      (4,021)      1,266       4,164
Discontinued operations:
  Loss from the disposal of the secure-
     products business..................      (175)      --          --          --          --
                                          --------     -------     -------     -------     -------
  Net income (loss).....................  $(13,982)    $ 4,678     $(4,021)    $ 1,266     $ 4,164
                                          ========     =======     =======     =======     =======
Income (loss) from continuing operations
  per common share......................     $(.57)       $.19       $(.13)       $.04        $.11
Net income (loss) per common share......      (.57)        .19        (.13)        .04         .11
Shares used in computing per share
  amounts...............................    24,394      25,212      30,725      28,536      36,930
*Revenue from related parties...........    $8,852      $3,324      $4,000        $291       $--

                See Notes to Consolidated Financial Statements.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                         JUNE 30,
                                                                                           1996
                                                            MARCH 31,     MARCH 31,     -----------
                                                              1995          1996
                                                            ---------     ---------     (UNAUDITED)
ASSETS
Cash and cash equivalents.................................  $   9,440     $  43,934      $  41,448
Short-term investments....................................      1,036         8,711         11,474
Accounts receivable, net of allowance for doubtful
  accounts of $478, $1,042 and $1,046 at March 31, 1995,
  1996 and June 30, 1996, respectively:
Trade receivables.........................................     18,204        23,408         21,472
Trade receivables from related parties....................        537        --             --
Prepaid expenses and other assets.........................        766         2,074          2,512
                                                             --------      --------       --------
          Total current assets............................     29,983        78,127         76,906
Property and equipment, at cost:
  Computer, office and manufacturing equipment............     25,467        22,779         24,078
  Office furniture........................................      2,725         2,109          2,115
  Leasehold improvements..................................      1,264         1,209          1,227
                                                             --------      --------       --------
                                                               29,456        26,097         27,420
  Accumulated depreciation and amortization...............    (23,339)      (20,715)       (21,533)
                                                             --------      --------       --------
     Property and equipment, net..........................      6,117         5,382          5,887
Other assets..............................................      1,900         2,165          2,004
                                                             --------      --------       --------
          Total assets....................................  $  38,000     $  85,674      $  84,797
                                                             ========      ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable..........................................  $   2,331     $   2,983      $   3,005
Accrued employee benefits.................................      5,619         8,476          5,769
Accrued royalties.........................................      1,665           799            517
Other accrued expenses....................................      1,824         3,486          4,031
Accrued merger and restructuring expenses.................        449           575            490
Deferred revenue..........................................      7,781        15,606         11,557
Current portion of long-term debt and lease obligations:
  Related parties.........................................      2,163        --             --
  Other...................................................        409           654            151
                                                             --------      --------       --------
          Total current liabilities.......................     22,241        32,579         25,520
Accrued rent..............................................      1,260           880            706
Long-term accrued merger and restructuring expenses.......      1,764         1,309          1,216
Long-term debt and lease obligations, less current
  portion:
  Related parties.........................................        488        --             --
  Other...................................................        163        --             --
                                                             --------      --------       --------
          Total liabilities...............................     25,916        34,768         27,442
Commitments and contingencies
Stockholders' equity:
  Common Stock, $.01 par value, 75,000 shares authorized
     (see Note 11), issued and outstanding 25,050, 33,623
     and 34,442 shares as of March 31, 1995 and 1996 and
     June 30, 1996, respectively..........................        251           336            344
Additional paid-in capital................................     71,147       113,771        116,302
Treasury stock............................................     (1,340)       (1,340)        (1,340)
Accumulated deficit.......................................    (57,974)      (61,995)       (57,831)
Cumulative translation adjustment.........................     --               134           (120)
                                                             --------      --------       --------
          Total stockholders' equity......................     12,084        50,906         57,355
                                                             --------      --------       --------
          Total liabilities and stockholders' equity......  $  38,000     $  85,674      $  84,797
                                                             ========      ========       ========

                See Notes to Consolidated Financial Statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                      COMMON STOCK     ADDITIONAL                            CUMULATIVE         TOTAL
                                     ---------------    PAID-IN     TREASURY   ACCUMULATED   TRANSLATION    STOCKHOLDERS'
                                     SHARES   AMOUNTS   CAPITAL      STOCK       DEFICIT     ADJUSTMENT        EQUITY
                                     ------   ------   ----------   --------   -----------   ----------   -----------------
Balance at March 31, 1993..........  24,592    $246     $ 69,756    $  --       $ (42,957)     $--            $  27,045
Exercise of common stock options...     138       1          339       --          --           --                  340
Repurchase of stock................      (2)   --             (2)      --          --           --                   (2)
Recovery of pooling shares.........     (38)   --         --           --          --           --             --
Purchase of treasury shares........    --      --         --          (1,394)      --           --               (1,394)
Net loss...........................    --      --         --           --         (13,982)      --              (13,982)
Net transactions of old Rational
  eliminated during period from
  December 26, 1993 to March 31,
  1994.............................      68       1          192       --          (5,713)      --               (5,520)
                                     ------     ---      -------      ------      -------        ----          --------
Balance at March 31, 1994..........  24,764     248       70,285      (1,394)     (62,652)      --                6,487
Exercise of common stock options...     220       2          636       --          --           --                  638
Issuance of common stock...........      66       1          226       --          --           --                  227
Issuance of treasury stock.........    --      --         --              54       --           --                   54
Net income.........................    --      --         --           --           4,678       --                4,678
                                     ------     ---      -------      ------      -------        ----          --------
Balance at March 31, 1995..........  25,050     251       71,147      (1,340)     (57,974)      --               12,084
Issuance of common stock, net of
  expenses of $852.................   5,759      57       29,888       --          --           --               29,945
Issuance of common stock for the
  acquisition of Objectory AB......   1,497      15        8,754       --          --           --                8,769
Exercise of common stock options...   1,167      12        3,305       --          --           --                3,317
Issuance of common stock under
  Employee Stock Purchase Plan.....     150       1          448       --          --           --                  449
Compensation expense for stock
  option grants....................    --      --            229       --          --           --                  229
Cumulative translation
  adjustment.......................    --      --         --           --          --             134               134
Net loss...........................    --      --         --           --          (4,021)      --               (4,021)
                                     ------     ---      -------      ------      -------        ----          --------
Balance at March 31, 1996..........  33,623     336      113,771      (1,340)     (61,995)        134            50,906
Exercise of common stock options
  (unaudited)......................     450       4        1,295       --          --           --                1,299
Issuance of common stock under
  Employee Stock Purchase Plan
  (unaudited)......................     369       4        1,200       --          --           --                1,204
Compensation expense for stock
  option grants (unaudited)........    --      --             36       --          --           --                   36
Cumulative translation adjustment
  (unaudited)......................    --      --         --           --          --            (254)             (254)
Net income (unaudited).............    --      --         --           --           4,164       --                4,164
                                     ------     ---      -------      ------      -------        ----          --------
Balance at June 30, 1996
  (unaudited)......................  34,442    $344     $116,302    $ (1,340)   $ (57,831)     $ (120)        $  57,355
                                     ======     ===      =======      ======      =======        ====          ========

                See Notes to Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                             FISCAL YEARS ENDED           THREE MONTHS
                                                                  MARCH 31,              ENDED JUNE 30,
                                                        -----------------------------   -----------------
                                                          1994      1995       1996      1995      1996
                                                        --------   -------   --------   -------   -------
                                                                                           (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss).....................................  $(13,982)  $ 4,678   $ (4,021)  $ 1,266   $ 4,164
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Charges for acquired in-process research and
     development......................................     --        --         8,700     --        --
  Depreciation and amortization.......................    10,056     4,980      4,577     1,558       970
  Compensation expense for stock option grants........     --        --           229     --           36
  Deferred income taxes...............................       478     --         --        --        --
  Loss from the disposal of discontinued operations...       175     --         --        --        --
  Loss on disposal of property and equipment, net of
     accumulated depreciation.........................       306     --         --        --        --
  Other...............................................        40     --         --        --        --
  Sale of discontinued operations.....................       778     --         --        --        --
(Increase) decrease in assets:
  Accounts receivable.................................     4,427    (3,738)    (2,830)   (1,707)    1,936
  Prepaid expenses and other assets...................     1,447       385       (520)     (157)     (429)
  Net assets of discontinued operations...............      (688)    --         --        --        --
Increase (decrease) in liabilities:
  Accounts payable....................................       (29)      915     (1,640)      647        22
  Other accrued expenses..............................     4,204    (2,135)     1,570     (2692)    (2872)
  Accrued merger and restructuring expenses...........     6,275    (4,062)      (329)     (296)     (178)
  Deferred revenue....................................     1,323       678      7,825      (551)   (4,049)
Net decrease in cash and cash equivalents of old
  Rational for the period from December 26, 1993 to
  March 31, 1994......................................    (4,722)    --         --        --        --
                                                        --------   -------   --------   -------   -------
          Total adjustments...........................    24,070    (2,977)    17,582    (3,198)   (4,564)
                                                        --------   -------   --------   -------   -------
  Net cash provided by (used in) operating
     activities.......................................    10,088     1,701     13,561    (1,932)     (400)
INVESTING ACTIVITIES:
Purchase of short-term investments....................    (6,891)   (2,369)   (11,124)     (984)   (7,639)
Maturities and sales of short-term investments........    10,024     7,581      3,449       980      4876
Cash acquired from purchase of subsidiary.............     --        --           279     --        --
Additions to computer software costs..................    (1,931)     (154)     --        --        --
Purchase of property and equipment....................    (5,280)   (3,222)    (2,812)     (710)   (1,323)
                                                        --------   -------   --------   -------   -------
     Net cash provided by (used in) investing
       activities.....................................    (4,078)    1,836    (10,208)     (714)   (4,086)
FINANCING ACTIVITIES:
Principal payments under long-term debt and capital
  leases..............................................    (1,345)   (2,455)    (2,569)     (630)     (503)
Proceeds from the issuance of common stock............       529       865     33,710    30,783     2,503
Repayment of notes payable............................    (1,687)    --         --        --        --
Issuance (purchase) of treasury stock.................    (1,394)       54      --        --        --
Other.................................................      (238)    --         --        --        --
                                                        --------   -------   --------   -------   -------
Net cash provided by (used in) financing activities...    (4,135)   (1,536)    31,141    30,153     2,000
                                                        --------   -------   --------   -------   -------
     Net increase in cash and cash equivalents........     1,875     2,001     34,494    27,507    (2,486)
Cash and cash equivalents at the beginning of the
  year................................................     5,564     7,439      9,440     9,440    43,934
                                                        --------   -------   --------   -------   -------
Cash and cash equivalents at the end of the year......  $  7,439   $ 9,440   $ 43,934   $36,947   $41,448
                                                        ========   =======   ========   =======   =======

                See Notes to Consolidated Financial Statements.

                         RATIONAL SOFTWARE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1996
          (INFORMATION AT JUNE 30, 1996 AND FOR THE THREE MONTHS ENDED
                      JUNE 30, 1996 AND 1995 IS UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Organization and basis of presentation. Rational Software Corporation (the Company) was incorporated under the laws of Delaware on July 28, 1982. The Company develops, markets and supports a comprehensive solution for the component-based development of software systems. The Company changed its name from Verdix Corporation on March 31, 1994.

     In October 1995, the Company acquired Objectory AB of Stockholm, Sweden, a provider of business and systems-engineering solutions based on object technology. The transaction was recorded using the purchase method. In March 1994, the Company merged with Rational (old Rational), a provider of software products, technical consulting, and support services for software developers. The merger was accounted for as a pooling of interests, and accordingly, the Company's consolidated financial statements have been restated, for all periods prior to the merger, to include the results of operations, financial position, and cash flows from old Rational.

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

     Interim financial information. The consolidated financial statements for the three months ended June 30, 1995 and 1996 are unaudited but include all adjustments (consisting of normal recurring entries) which the Company considers necessary for fair presentation. Operating results for the three months ended June 30, 1996 are not necessarily indicative of the results that may be expected for any future periods.

     Use of estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Revenue recognition. The Company recognizes revenue and related costs from the sale of its software products and systems upon shipment. Revenue from software royalties, whether they are advance payments that are nonrefundable or minimum royalty guarantees payable over a fixed period, is recorded when the earnings process is complete and collection is considered probable. Revenue from consulting services is recognized when earned. Customer support revenue is deferred and recognized on a straight-line basis over the period covered by the customer-support agreement. Contract revenue, which generally is special or custom engineering development under milestone payments, is recognized in conformity with Accounting Research Bulletin No. 45, "Long-Term Construction Type Contracts," using the relevant guidance in SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts."

     Software capitalization. Computer software development costs are capitalized after the economic and technological feasibility of a new product is established. Capitalized costs are amortized on a product basis over the estimated economic life of a general-release product, which generally does not exceed three years. The annual amortization is the greater of the amount computed using the straight-line method or the amount computed using the ratio of current revenue to the total of current and anticipated future revenues. Capitalized software-development costs are also written down periodically to net realizable value based on an analysis of anticipated future revenues. Research and

                         RATIONAL SOFTWARE CORPORATION
development costs prior to the establishment of the economic and technological feasibility of a product are expensed as incurred.

     Capitalized software development costs are included in other assets in the consolidated balance sheets. The unamortized balance of capitalized software development costs as of March 31, 1996 and 1995, is $0 and $329,000, respectively. For the years ended March 31, 1996, 1995, and 1994, software amortization was $329,000, $472,000, and $5,287,000, respectively. The 1994 amortization included $1,879,000 of previously capitalized software costs related to duplicate product lines as a result of the merger.

     Translation of foreign currencies. Accounts denominated in foreign currencies have been translated in accordance with Statement of Financial Accounting Standards No. 52. The functional currency for the Company's international sales operations is the U.S. dollar, with the exception of the Swedish subsidiary whose functional currency is the local currency. Gains and losses resulting from the remeasurement of the sales operations' foreign currency financial statements into U.S. dollars are included in other income. Gains and losses resulting from foreign currency translation of the Swedish subsidiary are accumulated as a separate component of stockholders' equity.

     Other income. During the year ended March 31, 1996, other income consisted primarily of interest earned on the Company's excess cash balances and marketable securities and interest expense. It also included gains and losses on foreign currency transactions. During the years ended March 31, 1995 and 1994, other income consisted primarily of gains and losses on foreign currency transactions, net of interest income.

     Net income (loss) per share. Net loss per share is computed using the weighted average number of common shares outstanding during the period. Net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common stock equivalents consist of stock options using the treasury stock method.

     Cash, cash equivalents and short-term investments. Cash equivalents are highly liquid investments with original maturity dates of three months or less at the date of acquisition. Investments with maturity dates between three and twelve months are considered to be short-term investments.

     All of the Company's cash equivalents and short term investments are classified as available-for-sale under the provisions of Statement of Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities." Amortized cost approximates estimated fair value based on quoted market prices at March 31, 1995 and 1996, and June 30, 1996.

     Under FAS 115, management classifies investments as trading, available-for-sale, or held-to-maturity at the time of purchase and periodically reevaluates such designation. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized over the life of the investment to interest income. Debt securities not classified as held-to-maturity are classified as available-for-sale and reported at fair market value. Unrecognized gains or losses on available-for-sale securities are included in equity, net of tax, until their disposition. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

                         RATIONAL SOFTWARE CORPORATION

     Available-for-sale securities and cash consist of the following (in thousands):

                                                                  MARCH 31,
                                                               ----------------    JUNE 30,
                                                                1995     1996        1996
                                                               ------   -------   -----------
                                                                                  (UNAUDITED)
    Cash and cash equivalents:
      Money market funds.....................................  $5,019   $35,470     $39,014
      Cash...................................................   4,421     4,994       2,434
      Commercial paper.......................................    --       3,470      --
                                                               ------   -------     -------
         Total...............................................  $9,440   $43,934     $41,448
                                                               ======   =======     =======
    Short-term investments:
      U.S. government........................................  $ --     $ 4,745       4,745
      Commercial paper.......................................    --       3,908       6,671
      Municipal obligations..................................     980     --         --
      Certificates of deposit................................      56        58          58
                                                               ------   -------     -------
         Total...............................................  $1,036   $ 8,711     $11,474
                                                               ======   =======     =======

     Realized gains or losses on sales of available-for-sale securities were immaterial for the years ended March 31, 1995 and 1996. There were no unrealized holding gains or losses on such securities at March 31, 1995 and 1996, and June 30, 1996.

     Statements of cash flows. The Company paid, net of amounts capitalized, interest of $172,000, $97,000, $103,000, $13,000 and $4,000 during fiscal years
1994, 1995 and 1996, and the three months ended June 30, 1995 and 1996, respectively. The Company paid income taxes of $1,152,000, $199,000, $355,000, $11,000 and $26,000 during fiscal years 1994, 1995 and 1996, and the three months ended June 30, 1995 and 1996, respectively. The Company also had capital lease additions of $715,000, and $119,000 during fiscal years 1994 and 1995, respectively. In addition, the Company received income tax refunds of $523,000 and $123,000 in fiscal year 1995 and 1996, respectively. In fiscal 1996, the Company issued $8,770,000 of Common Stock for the purchase of Objectory AB.

     Fair value of financial instruments. The carrying amounts reported in the balance sheet for cash and cash equivalents and short-term investments approximate fair value. The fair value of short-term investments is based on quoted market prices.

     The carrying amount of the Company's long-term debt approximates fair value. The fair value of the Company's long-term debt is estimated using discounted cash-flow analyses, based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

     Concentrations of credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company's investment policy limits its exposure to concentrations of credit risk for cash equivalents. The Company sells its products primarily to major corporations, including systems integrators, that serve a wide variety of U.S. and foreign markets. Collateral or deposits generally are not required from customers who demonstrate a positive credit record and sound financial condition. The concentrations of credit risk are considered limited for trade receivables.

     Property and equipment. The Company's property and equipment are recorded at cost, which is generally depreciated over a three- to five-year period using the straight-line method. The cost of furniture and equipment under capital leases is recorded at the lower of the present value of the minimum lease payments or the fair value of the asset and is amortized over the shorter of the term of

                         RATIONAL SOFTWARE CORPORATION
the related lease or the estimated useful life of the asset. Leasehold improvements are depreciated over the remaining life of the lease.

     Advertising costs. The Company expenses advertising costs as incurred. Advertising costs totaled $889,000, $1,372,000 and $1,012,000 for the years ended March 31, 1994, 1995 and 1996, respectively.

     Reclassifications. Certain prior year amounts have been reclassified to conform with current year presentation.

     Recent pronouncements. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," which established a fair-value-based method of accounting for stock-based compensation plans and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company will be required to adopt FAS 123 in fiscal 1997. The Company's intention is to continue to account for employee stock awards in accordance with APB Opinion No. 25 and to adopt the disclosure only alternative described in FAS 123.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires the Company to review for impairment of long-lived assets certain identifiable intangibles and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. In certain situations, an impairment loss would be recognized. FAS 121 will become effective for the Company's year ending March 31, 1997. The Company has studied the implications of FAS 121 and, based on its initial evaluation, does not expect its adoption to have a material impact on the Company's financial condition or results of operations.

     Common Stock. On July 23, 1996, the Company's Board of Directors approved a two-for-one stock split payable in the form of a stock dividend to stockholders of record as of August 27, 1996. The stock dividend was distributed to stockholders on September 10, 1996. All shares and per share information have been adjusted to reflect this change.

2. RISKS DUE TO CONCENTRATIONS.

     International sales. International sales currently account for approximately one-third of the Company's revenues, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in future periods. Any material adverse effect on the Company's international business would have a material adverse effect on the Company's financial statements. Also, the Company's international sales are generally denominated in foreign currencies. Losses on the conversion of foreign-denominated receivables into U.S. dollars may have a material adverse effect on the Company's financial statements.

3. MERGERS AND ACQUISITIONS.

     Objectory. In October 1995, the Company signed a definitive agreement to purchase all the outstanding stock of Objectory AB, a Swedish software development company, in exchange for 1,496,718 shares of common stock. The acquisition was accounted for using the purchase method, and, accordingly, the operating results of Objectory AB are included in the consolidated results of the Company from the date of acquisition. The consolidated balance sheets include the assets and liabilities of Objectory AB at March 31, 1996.

                         RATIONAL SOFTWARE CORPORATION

     The total purchase price was allocated as follows (in thousands):

    Property and equipment.....................................................  $   188
    Intangible assets..........................................................    1,216
    Severance and facility closure accruals....................................     (312)
    Net liabilities assumed....................................................   (1,022)
    In-process research and development........................................    8,700
                                                                                 -------
                                                                                 $ 8,770
                                                                                 =======

     Intangible assets include assembled workforce and customer base. The estimated average useful life of these assets is three years. Accumulated amortization of intangible assets totaled $281,000 at March 31, 1996. In-process research and development represents the present value of the estimated cash flow expected to be generated by the Objectory AB related technology, which at the acquisition date had not yet reached the point of technological feasibility and does not have an alternative future use. Therefore, in accordance with generally accepted accounting principles, the in-process research and development was written off and charged to operations during the quarter ended December 31, 1995.

     The following pro forma combined results of operations for the year ended March 31, 1996 are presented as if the acquisition had occurred at the beginning of the period. The charges associated with in-process research and development have not been reflected in the following pro forma summary as they are nonrecurring.

                                                                            MARCH 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                         (UNAUDITED, IN
                                                                        THOUSANDS, EXCEPT
                                                                         PER SHARE DATA)
    Net revenue......................................................  $80,112     $95,763
    Net income.......................................................  $ 3,011     $ 3,401
    Net income per share.............................................  $   .12     $   .10

     The pro forma results of operations are not necessarily indicative of the actual results of operations that would have been obtained had the acquisition occurred at the beginning of the years presented, nor are they intended to be a projection of future results.

     Old Rational. On March 31, 1994, the Company merged with old Rational and acquired all of the common stock of old Rational in exchange for 14,349,572 shares of the Company's common stock. Old Rational developed, marketed and provided software products, technical consulting, and support services for software developers. The merger was accounted for as a pooling-of-interests, and, accordingly, the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements have been restated to include the results of old Rational for all periods presented.

     Separate results of operations for the periods prior to the merger are as follows:

                                                                      MERGER-RELATED
                                     THE COMPANY     OLD RATIONAL        EXPENSES        COMBINED
                                     -----------     ------------     --------------     --------
                                                            (IN THOUSANDS)
    Year ended March 31, 1994
    (Old Rational as of December
      25, 1993)
    Net revenue....................    $20,963         $ 49,380          $     --        $70,343
    Net income (loss)..............    $(4,780)        $    720          $ (9,922)       $(13,982)

                         RATIONAL SOFTWARE CORPORATION

     The Consolidated Financial Statements for all prior periods include results of the Company's operations and balance sheets data on a March 31 fiscal year basis and old Rational's results on a December 25, 1993 basis. Old Rational's separate results for fiscal 1993 have not been restated to conform to the twelve months ended March 31, 1994. Old Rational's separate results of operations for the three months ended March 31, 1994, are not reflected in the Consolidated Statements of Operations. Unaudited revenue and net loss of old Rational for the three months ended March 31, 1994 were $7,799,000 and ($5,713,000), respectively.

4. DISCONTINUED OPERATIONS.

     On March 26, 1993, the Board of Directors approved the disposition of the operations of the secure-products business. This business was sold in January 1994 for $778,000 cash and a note for $215,000, which has been paid in full. The total loss from the disposal of the secure-products business was $662,000, of which $175,000 was recognized in fiscal 1994, with the balance accrued for in prior years. There were no revenues from discontinued operations during fiscal 1994.

5. RESTRUCTURING OF OPERATIONS.

     As part of the business combination with old Rational the Company incurred substantial merger and restructuring costs. Included in the accompanying Consolidated Statement of Operations for the year ended March 31, 1994, are merger-related expenses totaling $9,922,000 consisting primarily of charges of $3,321,000 incurred as a result of the closing of duplicate facilities, severance costs of $2,589,000, merger-related administrative costs of $2,254,000, and write-downs of $1,758,000 of capitalized software costs and other costs related to duplicate product lines. During the year ended March 31, 1995, the Company reversed $1,100,000 of the duplicate facilities charge as a result of greater-than-anticipated recoveries through subleasing. The accrual at March 31, 1996 represents remaining facilities lease obligations, net of anticipated sublease proceeds.

6. LONG-TERM DEBT AND CAPITAL OBLIGATIONS.

     In November 1989, the Company entered into a product development and loan agreement with International Business Machines Corporation (IBM) whereby the Company received interest-free loans of $8,700,000 to develop certain proprietary software products in which the Company retains full ownership rights. In exchange, the Company granted IBM distribution and marketing rights to the products under development, the right to evaluate all of the Company's technology for a period of five years, and an agreement to refrain from undertaking any other development that would impair its ability to perform under the agreement. The Company also provides consulting to IBM in certain technology areas. The Company has repaid a total of $8,212,000 through March 31, 1996.

     The Company leases certain equipment and furniture under capitalized lease obligations. The related obligations under capital leases represent the present value of future minimum lease payments. Assets capitalized under leases totaled $3,942,000 at March 31, 1995 and 1996. Accumulated amortiza-

                         RATIONAL SOFTWARE CORPORATION
tion of these leased assets was $3,433,000 and $3,848,000 at March 31, 1995 and 1996, respectively. Long-term debt and capitalized lease obligations consist of the following at March 31:

                                                                         1995       1996
                                                                        -------     -----
                                                                         (IN THOUSANDS)
    Long-term debt to IBM.............................................  $ 2,438     $ 488
    Present value of capitalized lease obligation to related
      parties.........................................................       81      --
    Lease obligation to others........................................      572       166
    Note payable to former shareholders...............................      132      --
                                                                        -------     -----
                                                                          3,223       654
    Less current portion of capitalized lease obligations and debt....   (2,572)     (654)
                                                                        -------     -----
    Due after one year................................................  $   651     $--
                                                                        =======     =====

     The overall weighted average of the interest rates on capital leases approximated 8.2% at March 31, 1996. Future minimum payments at March 31, 1996 are as follows:

                                                                     LONG-TERM      LEASE
                                                                       DEBT      OBLIGATIONS
                                                                     ---------   -----------
                                                                         (IN THOUSANDS)
    1997...........................................................    $ 488        $ 172
                                                                        ----         ----
    Total minimum payments.........................................      488          172
    Amount representing interest...................................    --              (4)
                                                                        ----         ----
                                                                       $ 488        $ 168
                                                                        ====         ====

7. COMMITMENTS AND CONTINGENCIES.

     Commitments. The Company leases its office space at all locations under operating leases. Rental expense for facilities was approximately $3,129,000, $1,970,000, $2,520,000, $553,000 and $674,000 in the years ended March 31, 1994,
1995, 1996, and for the three months ended June 30, 1995 and 1996, respectively. Future minimum rental payments, net of sublease income, at March 31, 1996 are as follows (in thousands):

        1997...............................................................  $ 3,225
        1998...............................................................    3,148
        1999...............................................................    3,036
        2000...............................................................    2,386
        2001...............................................................    1,466
                                                                             -------
                                                                             $13,261
                                                                             =======

     As a result of the merger with old Rational on March 31, 1994, the Company relocated its corporate headquarters into the facility occupied by old Rational's corporate headquarters. At March 31, 1996, the Company has accrued $2,611,000 of estimated costs of future rent associated with the excess office space in both the Herndon and Santa Clara facilities as part of the merger-related expenses. Total future rents from sublease agreements are $919,000, $484,000, $345,000 and $115,000 in fiscal 1997, 1998, 1999 and 2000, respectively.

     Legal actions. On December 1, 1995, a complaint was filed against the Company relating to the Company's preliminary acquisition negotiations with the plaintiff, which were subsequently terminated. The plaintiff is seeking money damages and specific performance of an alleged promise by the Company to acquire the plaintiff. In March 1996, the court rejected IDE's prayer for specific performance of the alleged contract between the parties. The Company has denied each and every

                         RATIONAL SOFTWARE CORPORATION
remaining allegation in the complaint and intends to defend the case vigorously. Discovery has begun. The trial date has been set for January 1997. The Company believes the resolution of these matters will not have an adverse impact on its financial condition and results of operations.

8. INCOME TAXES.

     Pretax income (loss) from continuing operations is as follows at March 31:

                                                              1994        1995       1996
                                                            --------     ------     -------
                                                                    (IN THOUSANDS)
    Domestic..............................................  $(13,881)    $4,826     $(4,433)
    Foreign...............................................       478        258       1,440
                                                            --------     ------     -------
              Total.......................................  $(13,403)    $5,084     $(2,993)
                                                            ========     ======     =======

     The Company received approximately $220,000, $200,000 and $1,600,000 of revenue from foreign sources in 1996, 1995 and 1994, respectively, that was subject to foreign royalty withholding tax.

     The provision for income taxes consists of the following at March 31:

                                                                 1994      1995      1996
                                                                 -----     ----     ------
                                                                      (IN THOUSANDS)
    Current
      Federal..................................................  $(276)    $100     $   28
      State....................................................    (84)      70         52
      Foreign..................................................    286      236        948
                                                                           -----
                                                                             --
                                                                 -------            -------
                                                                   (74)     406      1,028
    Deferred
      Federal..................................................    478      --        --
      State....................................................   --        --        --
                                                                           -----
                                                                             --
                                                                 -------            -------
                                                                   478      --        --
                                                                           -----
                                                                             --
                                                                 -------            -------
         Total.................................................  $ 404     $406     $1,028
                                                                 =======   =======  =======

     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate as a result of the following differences at March 31:

                                                             1994        1995        1996
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Income tax (benefit) at the federal statutory rate....  $(4,691)    $ 1,780     $(1,048)
    Net operating loss carryforwards not utilized
      (utilized)..........................................    4,253      (1,568)     (1,465)
    Nondeductible charges for acquired in-process research
      and development.....................................    --          --          3,045
    State income taxes (benefit)..........................      (55)         46          52
    Foreign taxes.........................................      152         148         444
    Merger related costs..................................      745       --          --
                                                            -------     -------     -------
         Total............................................  $   404     $   406     $ 1,028
                                                            =======     =======     =======

                         RATIONAL SOFTWARE CORPORATION

     Significant components of the Company's deferred tax assets are as follows at March 31:

                                                                       1995         1996
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Deferred tax assets
      Net operating loss carryforwards.............................  $ 13,045     $ 16,700
      Tax credit carryforwards.....................................     2,778        3,131
      Inventory valuation accounts.................................     1,108        --
      Lease reserve................................................     1,340        1,379
      Compensation accruals........................................       974        1,120
      Depreciation.................................................     1,201        1,323
      Other........................................................     1,274        1,303
                                                                     --------     --------
      Total deferred tax assets....................................    21,720       24,956
      Valuation allowance for deferred tax assets..................   (21,595)     (24,956)
                                                                     --------     --------
    Deferred tax assets............................................       125        --
    Deferred tax liabilities.......................................
      Computer software............................................       125        --
                                                                     --------     --------
      Total deferred tax liabilities...............................       125        --
                                                                     --------     --------
    Net deferred tax assets........................................  $  --        $  --
                                                                     ========     ========

     The valuation allowance increased by $3,361,000 and $7,031,000 in 1996 and 1994, respectively, and decreased by $1,685,000 in 1995. Approximately $4,200,000 of the valuation allowance is attributable to stock options, the benefit of which will be credited to additional paid-in capital when realized.

     At March 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $47,400,000 that expire in 1997 through 2011. In addition, the Company had approximately $3,100,000 of tax credit carryforwards expiring in 1997 through 2010. As a result of the sale of common stock in June 1995, the Company incurred a change in stock ownership as defined under Section 382 of the Internal Revenue Code of 1986. Accordingly, approximately $34,000,000 of the Company's net operating loss carryforwards and all of the tax credit carryforwards will be subject to an annual limitation regarding their utilization against taxable income in future years. Such losses and credits will be available to offset the income tax liability attributable to annual taxable income of approximately $8,700,000. In addition, as a result of the merger with old Rational and provisions in the Internal Revenue Code, utilization of approximately $4,600,000 of net operating loss carryforwards are further limited to the future income of the Company.

9. STOCKHOLDERS' EQUITY.

     Common stock. On May 22, 1995, pursuant to approvals obtained from the Company's Board of Directors and stockholders, the Company effected a one-for-three reverse stock split. All share and per share information have been adjusted to reflect this change. In the same action, and pursuant to the same approvals, the Company increased the number of post-reverse-split shares of authorized common stock from 20,000,000 to 25,000,000 shares.

     During June 1995, the Company sold 5,758,000 shares of common stock in a public offering. Net proceeds from the sale were $29,945,000 after deducting underwriting discounts, commissions, and other related expenses.

     Stock options. The Company provides equity incentives to employees and directors by means of incentive stock options and nonstatutory options under its two 1983 Incentive Stock Option Plans, 1986 Stock Option Plan, Non-Employee Director Stock Option Plan, 1993 Stock Option Plan, and 1994 Stock Option Plan. Stock options generally vest over a period of four years. Under these plans, the Company

                         RATIONAL SOFTWARE CORPORATION
may grant either nonstatutory or incentive stock options and the option price per share cannot be less than 85% of fair market value in the case of nonstatutory stock options, or 100% of fair market value in the case of incentive stock options, determined on the date the option is granted. Under these plans, the Company has reserved 5,186,950 shares for issuance at March 31, 1996. Options expire at various dates ranging from 5 to 10 years from the date of grant.

     On July 25, 1995, an amendment was approved during the annual meeting by the Company's stockholders that established a new formula for determining the size of director grants and that lengthened the vesting period of director grants. The compensation expense recognized during fiscal 1996 as a result of this change was $229,000.

     At June 30, 1996, options for 1,485,289 shares of common stock were exercisable at an aggregate exercise price of $4,455,363. Activity under all plans is summarized as follows:

                                                                      SHARES UNDER OUTSTANDING
                                                                              OPTIONS
                                              SHARES AVAILABLE     ------------------------------
                                                 FOR GRANT          OPTIONS       PRICE PER SHARE
                                              ----------------     ----------     ---------------
    Balance at March 31, 1993...............      1,466,792         2,429,398      $2.07 - $ 6.66
    Additional shares authorized............      3,333,332            --               --
    Expiration of plan......................       (869,398)           --               --
      Granted...............................     (1,419,942)        1,419,942       3.95 -   5.34
      Exercised.............................       --                (138,970)      2.07 -   4.46
      Canceled..............................        632,276          (632,276)      2.07 -   6.66
    Net transactions of old Rational during
      the period from December 26, 1993 to
      March 31, 1994 (see Note 3)...........       (325,454)         (189,398)      2.82 -   3.29
                                                 ----------        ----------        ------------
    Balance at March 31, 1994...............      2,817,606         2,888,696       2.07 -   6.57
      Granted...............................     (2,416,126)        2,416,126       2.45 -   5.25
      Exercised.............................       --                (220,170)      2.16 -   4.46
      Canceled..............................        333,492          (333,492)      2.25 -   6.47
      Expired...............................       (448,620)           --               --
                                                 ----------        ----------        ------------
    Balance at March 31, 1995...............        286,352         4,751,160       2.07 -   6.57
    Additional shares authorized............      1,333,332            --               --
      Granted...............................     (1,245,568)        1,245,568       2.54 -  18.47
      Exercised.............................       --              (1,167,034)      2.07 -   6.57
      Canceled..............................        156,122          (156,122)      2.54 -  11.19
      Expired...............................        (16,860)           --               --
                                                 ----------        ----------        ------------
    Balance at March 31, 1996...............        513,358         4,673,572       2.07 -  18.47
      Granted (unaudited)...................        (93,780)           93,780      19.75 -  31.06
      Exercised (unaudited).................       --                (449,374)      2.07 -   6.47
      Canceled (unaudited)..................         25,143           (25,143)      2.54 -  18.47
      Expired (unaudited)...................         (6,059)          (29,161)          --
                                                 ----------        ----------        ------------
    Balance at June 30, 1996 (unaudited)....        438,682         4,263,674       2.07 -  31.06
                                                 ==========        ==========        ============

     Employee stock purchase plan. The Company has an employee stock purchase plan under which substantially all employees may purchase common stock through payroll deductions at a price equal to 85% of the lower of the fair market values as of the beginning or end of the offering period. Stock purchases under the plan are limited to the lesser of 10% of an employee's compensation, $25,000 per year. At June 30, 1996, 519,000 shares had been issued under the Plan and shares totaling 181,000 were reserved for issuance.

                         RATIONAL SOFTWARE CORPORATION

10. MAJOR CUSTOMERS, RELATED PARTIES, AND INTERNATIONAL SALES.

     IBM divested its shares of the Company's outstanding stock during the secondary offering in the first quarter of fiscal 1996. IBM owned approximately 13% of the Company's outstanding stock at the end of 1994 and 1995 and accounted for 11% and 3% of the Company's revenue in 1994 and 1995, respectively. Sales to Lockheed Martin Corporation, which had a representative on the Board through September 1995, accounted for 1%, 2%, and 4% of the Company's revenue in 1994, 1995, and 1996, respectively.

     Two customers accounted for 12% and 16% of the Company's revenue in the three months ended June 30, 1996.

     The Company also derives revenue from the sale of its products to customers in international geographic areas, including Western Europe, the Asia/Pacific region, and Canada. Total revenue from international sales and related consulting and customer support was $21,493,000, $24,839,000, $33,242,000,
$6,827,000 and $7,839,000 for the years ended March 31, 1994, 1995 and 1996 and for the three months ended June 30, 1995 and 1996, respectively.

     Sales into Western Europe accounted for $10,141,000, $12,153,000, $23,396,000, $4,316,000 and $5,675,000 of total international revenue for the years ended March 31, 1994, 1995, 1996 and for the three months ended June 30, 1995 and 1996, respectively, with sales into Canada accounting for an additional $7,282,000, $7,012,000, $4,674,000, $1,010,000 and $200,000 for the years ended
March 31, 1994, 1995, 1996 and the three months ended June 30, 1995 and 1996, respectively.

11. EVENTS SUBSEQUENT TO REPORT OF INDEPENDENT AUDITORS.

     On July 23, 1996, the Company's Board of Directors approved a two-for-one stock split payable in the form of a stock dividend to stockholders of record as of August 27, 1996. All shares and per share information have been adjusted to reflect this change. On August 27, 1996 the Stockholders approved an increase in the authorized number of shares of common stock from 25,000,000 to 75,000,000. On September 10, 1996, the stock dividend was distributed to stockholders.

     In October 1996, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission for the registration of up to 5,872,725 shares of its common stock.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

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     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Prospectus Summary....................     3
Risk Factors..........................     6
Use of Proceeds.......................    13
Price Range of Common Stock and
  Dividend Policy.....................    13
Capitalization........................    14
Selected Consolidated Financial
  Data................................    15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    16
Business..............................    24
Management............................    37
Principal and Selling Stockholders....    40
Description of Capital Stock..........    42
Underwriting..........................    43
Legal Matters.........................    44
Experts...............................    44
Index to Consolidated Financial
  Statements..........................   F-1

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                                5,106,718 SHARES
                                      LOGO
                                  COMMON STOCK
                            -----------------------

                                   PROSPECTUS
                            -----------------------
                               HAMBRECHT & QUIST

                              GOLDMAN, SACHS & CO.

                          WESSELS, ARNOLD & HENDERSON

                                OCTOBER 22, 1996


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